Exhibit 2.1

Execution Version

UNITS PURCHASE AGREEMENT

BY AND AMONG

USIC LOCATING SERVICES, LLC,

AS PURCHASER,

WILLBROS UNITED STATES HOLDINGS, INC.,

AS SELLER

AND

WILLBROS GROUP, INC.

Dated as of March 31, 2015

TABLE OF CONTENTS

ARTICLE I. DEFINITIONS		5
1.1.	DEFINED TERMS	5
1.2.	INTERPRETATION	16
ARTICLE II. PURCHASE AND SALE OF UNITS		17
2.1.	PURCHASE AND SALE OF UNITS	17
2.2.	ESTIMATED PURCHASE PRICE CALCULATION STATEMENT	17
ARTICLE III. CLOSING; POST-CLOSING PURCHASE PRICE TRUE-UP		17
3.1.	CLOSING	17
3.2.	CLOSING TRANSACTIONS	17
3.3.	POST-CLOSING PURCHASE PRICE TRUE-UP	19
3.4.	ALLOCATION OF PURCHASE PRICE	21
ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PURCHASER		21
4.1.	ORGANIZATION AND STANDING	21
4.2.	AUTHORITY; AUTHORIZATION; ENFORCEABILITY	22
4.3.	NONCONTRAVENTION	22
4.4.	APPROVALS; CLAIMS OR LEGAL PROCEEDINGS	22
4.5.	BROKERS	23
4.6.	SECURITIES ACT	23
4.7.	AVAILABILITY OF FUNDS	23
ARTICLE V. REPRESENTATIONS AND WARRANTIES OF SELLER		23
5.1.	INCORPORATION, ORGANIZATION AND STANDING	23
5.2.	AUTHORITY TO CONDUCT BUSINESS	23
5.3.	ORGANIZATIONAL DOCUMENTS	23
5.4.	AUTHORITY; AUTHORIZATION; ENFORCEABILITY	23
5.5.	NONCONTRAVENTION	24
5.6.	APPROVALS	24
5.7.	BROKERS	24
5.8.	CAPITALIZATION OF THE COMPANY	24
5.9.	RIGHTS; WARRANTS OR OPTIONS	25
5.10.	FINANCIAL STATEMENTS	25
5.11.	UNDISCLOSED LIABILITIES	26
5.12.	PROPERTY	26
5.13.	REAL PROPERTY	26
5.14.	INTELLECTUAL PROPERTY	27
5.15.	INSURANCE	27
5.16.	LABOR MATTERS	28
5.17.	INDEPENDENT CONTRACTOR STATUS	28
5.18.	PERMITS; COMPLIANCE WITH LAW	28
5.19.	LITIGATION	28
5.20.	EMPLOYEE BENEFIT PLANS; ERISA	29
5.21.	TAX MATTERS	30
5.22.	ENVIRONMENTAL, HEALTH AND SAFETY MATTERS	32
5.23.	MATERIAL CONTRACTS	32
5.24.	TRANSACTIONS WITH AFFILIATES	33
5.25.	MAJOR CUSTOMERS AND SUPPLIERS	33

5.26.	ABSENCE OF CHANGES	33
5.27.	CERTAIN BUSINESS PRACTICES	35
5.28.	PERFORMANCE BONDS	35
5.29.	OPINION OF FINANCIAL ADVISOR	35
5.30.	SOLVENCY	35
5.31.	STRAY VOLTAGE CONTRIBUTION	35
ARTICLE VI. [RESERVED]		35
ARTICLE VII. [RESERVED]		35
ARTICLE VIII. ADDITIONAL AGREEMENTS		35
8.1.	FURTHER ASSURANCES	35
8.2.	PUBLICITY	36
8.3.	BUSINESS RECORDS	36
8.4.	INVESTIGATION; NO RELIANCE BY PURCHASER	36
8.5.	EXCULPATION AND INDEMNIFICATION OF DIRECTORS AND OFFICERS	37
8.6.	LIMITATION OF REPRESENTATIONS AND WARRANTIES	37
8.7.	PLANT CLOSINGS AND MASS LAYOFFS	38
8.8.	SELLER INTELLECTUAL PROPERTY	38
8.9.	COMPANY INTELLECTUAL PROPERTY	38
8.10.	EMPLOYEES; BENEFIT PLANS	38
8.11.	POWER SURVEY PROCEEDING	40
8.12.	INSURANCE CLAIMS	42
8.13.	CONFIDENTIALITY	42
8.14.	NON-SOLICITATION; NON-COMPETITION	44
8.15.	NOTIFICATION OF CUSTOMERS	45
8.16.	NOTICES TO ESCROW AGENT	46
8.17.	REPLACEMENT OF SURETY BONDS	46
8.18.	NYSIF MATTER	46
8.19.	CERTAIN POST-CLOSING EVENTS	46
ARTICLE IX. REMEDIES FOR BREACH OF THIS AGREEMENT		47
9.1.	SURVIVAL	47
9.2.	INDEMNIFICATION	47
9.3.	THIRD PARTY CLAIMS	48
9.4.	LIMITATIONS ON INDEMNIFICATION	50
9.5.	LIMITATION OF REMEDIES	52
9.6.	RELEASE OF ESCROW FUNDS	52
9.7.	SPECIFIC PERFORMANCE	53
9.8.	KNOWLEDGE OF PURCHASER	54
ARTICLE X. TAX MATTERS		54
10.1.	TAX RETURNS	54
10.2.	LIABILITY FOR TAXES	55
10.3.	APPORTIONMENT OF TAXES	55
10.4.	COOPERATION	56
10.5.	TAX CONTESTS	56
10.6.	AMENDED RETURNS	57
10.7.	TAX REFUNDS	57
10.8.	TAX ELECTIONS; POST-CLOSING ACTIONS	58

10.9.	OTHER TAXES	58
10.10.	TAX SHARING OR ARRANGEMENTS	58
ARTICLE XI. [RESERVED]		58
ARTICLE XII. MISCELLANEOUS		58
12.1.	NOTICES	58
12.2.	ENTIRE AGREEMENT	59
12.3.	AMENDMENT AND WAIVER	59
12.4.	BENEFITS; BINDING EFFECT; ASSIGNMENT	59
12.5.	NO THIRD PARTY BENEFICIARY	60
12.6.	SEVERABILITY	60
12.7.	EXPENSES	60
12.8.	COUNTERPARTS AND DELIVERY	60
12.9.	GOVERNING LAW; WAIVER OF JURY TRIAL	60
12.10.	DISCLOSURE SCHEDULES	61
12.11.	WAIVER AND RELEASE	61

THE FOLLOWING SCHEDULES HAVE BEEN OMITTED, AND THE REGISTRANT AGREES TO FURNISH SUPPLEMENTALLY A COPY OF SUCH OMITTED SCHEDULES TO THE SECURITIES AND EXCHANGE COMMISSION UPON ITS REQUEST.

SCHEDULES

SCHEDULE 2.2	-	Estimated Purchase Price Calculation Statement
SCHEDULE 4.4	-	Approvals; Claims or Legal Proceedings
SCHEDULE 5.5	-	Noncontravention
SCHEDULE 5.6	-	Approvals
SCHEDULE 5.8	-	Capitalization
SCHEDULE 5.10	-	Financial Statements
SCHEDULE 5.11	-	Undisclosed Liabilities
SCHEDULE 5.12	-	Tangible Personal Property
SCHEDULE 5.13	-	Leased Real Property
SCHEDULE 5.14	-	Intellectual Property
SCHEDULE 5.15	-	Insurance
SCHEDULE 5.16	-	Labor Matters
SCHEDULE 5.18	-	Permits; Compliance with Law
SCHEDULE 5.19	-	Litigation
SCHEDULE 5.20(a)(i)	-	Benefit Plans – Contributions
SCHEDULE 5.20(a)(ii)	-	Benefit Plans
SCHEDULE 5.20(a)(iii)	-	Benefit Plans – Compliance
SCHEDULE 5.20(a)(iv)	-	Multiemployer Plans
SCHEDULE 5.20(a)(v)	-	Post Termination Benefit Plans
SCHEDULE 5.20(b)	-	Benefit Plans – Timely Contributions
SCHEDULE 5.20(c)	-	Benefit Plans – Proceedings
SCHEDULE 5.20(d)	-	Certain Payments
SCHEDULE 5.21	-	Tax Matters
SCHEDULE 5.22	-	Environmental, Health and Safety Matters
SCHEDULE 5.23	-	Material Contracts
SCHEDULE 5.24	-	Transactions with Affiliates
SCHEDULE 5.25	-	Major Customers and Suppliers
SCHEDULE 5.26	-	Absence of Changes
SCHEDULE 9.2(a)(iii)	-	Specified Indemnities
SCHEDULE 12.11	-	Exceptions to Released Matters

THIS UNITS PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of March 31, 2015, by and among Willbros United States Holdings, Inc., a Delaware corporation (“Seller”), Willbros Group, Inc., a Delaware corporation (“Willbros”) and USIC Locating Services, LLC, an Indiana limited liability company (“Purchaser”).

RECITALS

A. Premier Utility Services, LLC, a New York limited liability company (“Utility Services” or the “Company”) is engaged in the business of providing utility services including utility locating, utility damage prevention, quality assurance, gas leak inspection and detection, contact/stray voltage detection (other than mobile contact/stray voltage detection), assessment of storm related damage, and other utility infrastructure services.

B. Seller owns all of the issued and outstanding ownership interest in Utility Services (the “Units”).

C. Prior to the date of this Agreement, all Mobile Contact/Stray Voltage Assets And Liabilities have been transferred from the Company to Seller or one of its Affiliates, and Seller or such Affiliate has assumed such Mobile Contact/Stray Voltage Assets and Liabilities (the “Stray Voltage Contribution”).

D. Seller desires to sell the Units to Purchaser and Purchaser desires to purchase the Units from Seller, upon the terms and subject to the conditions contained in this Agreement.

AGREEMENT

In consideration of the premises and the respective mutual agreements, covenants, representations and warranties contained herein, the parties to this Agreement agree as follows:

ARTICLE I.

DEFINITIONS

1.1. Defined Terms. In addition to terms defined elsewhere in this Agreement, the following terms when utilized in this Agreement, unless the context otherwise requires, shall have the meanings indicated, which meanings shall be equally applicable to both the singular and plural forms of such terms:

“Acquisition Date” means July 1, 2010, the date on which Willbros acquired InfrastruX, of which Utility Services was a subsidiary.

“Affiliate” means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the actual power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock or other equity interests, by contract, credit arrangement or otherwise.

“Affiliated Group” means any affiliated group within the meaning of section 1504 of the Code.

“Aggregate Deductible” is defined in Section 9.4(a)(ii).

“Aggregate Purchase Price” means an amount equal to (a) Enterprise Value, minus (b) Selling Expenses, minus (c) Closing Date Indebtedness, plus Closing Cash.

“Agreement” is defined in the preamble of this Agreement.

“Allocation” is defined in Section 3.4(a).

“Authority” means any federal, state, local or foreign governmental regulatory agency, commission, bureau, authority, court or arbitration tribunal.

“Benefit Plans” is defined in Section 5.20(a).

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Houston, Texas, are authorized or required by Law to be closed for business.

“Cap” is defined in Section 9.4(b).

“Cash” means the cash and cash equivalents of the Company, on hand or in any bank, securities or similar account of the Company and not subject to any Lien and calculated in accordance with GAAP.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Closing” is defined in Section 3.1.

“Closing Cash” means Cash, other than Restricted Cash, as of the Closing.

“Closing Date Indebtedness” means the aggregate outstanding Indebtedness of the Company as of the date hereof.

“Closing Time” means 11:59 p.m., Central Time on the date immediately prior to the date hereof.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, section 4980B of the Code and any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Company” is defined in the Recitals section of this Agreement.

“Company Continuing Employee” is defined in Section 8.10(a).

“Company Intellectual Property” is defined in Section 5.14(a).

“Company Marks” means any trademark consisting of, including or embodying (in each case, in whole or in part) the term “Premier” such term by itself or with other words and/or designs and including all variations, translations, adaptations, combinations and derivations thereof.

“Competing Entity” is defined in Section 8.14(c).

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of February 2, 2015, between Leonard Green & Partners, L.P. and Willbros.

“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, mortgage, license, franchise, insurance policy, commitment, binding offer, or other similar arrangement.

“Covered Services” means the following services: utility line locating, gas leak detection and inspection, and contact/stray voltage detection (other than mobile contact/stray voltage detection).

“Damages” means any and all damages, costs, losses, expenses, Taxes and fees (including court costs and reasonable attorneys’ fees and expenses).

“EFS” means Electric Field Solutions, Inc., a Michigan corporation and former Subsidiary of the Company.

“Enterprise Value” means $51,000,000.

“Environmental, Health and Safety Laws” means all Laws concerning pollution or the preservation or protection of the environment, natural resources, public health and safety or employee health and safety, including Laws relating to emissions, discharges, Releases or threatened Releases of Materials of Environmental Concern or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Materials of Environmental Concern.

“Equity Securities” means any capital stock or other equity interests or any securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock or other equity interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Plan” is defined in Section 5.20(a).

“Escrow Account” is defined in Section 3.2(c).

“Escrow Agent” means Wells Fargo Bank, National Association.

“Escrow Agreement” means the escrow agreement, dated as of the date hereof, by and among Purchaser, Seller and the Escrow Agent.

“Escrow Amount” is defined in Section 3.2(c).

“Estimated Purchase Price Calculation Statement” is defined in Section 2.2.

“Final Purchase Price Calculation Statement” is defined in Section 3.3(a).

“Financial Statements” is defined in Section 5.10.

“Forward-Looking Statements” is defined in Section 8.4(a).

“GAAP” means United States generally accepted accounting principles as in effect (i) with respect to financial information for periods on or after the date hereof, as of the date of this Agreement, and (ii) with respect to financial information for periods prior to the date hereof, as of such applicable time, consistently applied.

“Hauppauge Sublease” means a Sublease Agreement to be entered into on the date hereof by and between Willbros Utility T&D Holdings, LLC, a Delaware limited liability company and Affiliate of Seller, and Utility Services with respect to premises located at 100 Marcus Boulevard, Hauppauge, New York.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” as applied to any Person means (without duplication) (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities, (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (d) all indebtedness of such Person secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such Lien, (e) all obligations under leases which have been or must be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee, (f) any Liability of such Person in respect of bankers’ acceptances or letters of credit (to the extent drawn), (g) all interest, fees, prepayment premiums and other expenses owed with respect to any indebtedness, liabilities and/or obligations of any of the types referred to above, and (h) all indebtedness, liabilities and/or obligations of any of the types referred to above which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss; provided, however, that Indebtedness does not include any letter of credit, corporate guarantee, pledge, bond or similar arrangement running to the account of or for the benefit of the Company.

“Indemnified Person” is defined in Section 9.3(a).

“Indemnifying Party” is defined in Section 9.3(a).

“Independent Accounting Firm” is defined in Section 3.3(b).

“InfrastruX” means InfrastruX Group, Inc., a Washington corporation that Willbros acquired on the Acquisition Date pursuant to that certain Agreement and Plan of Merger dated March 11, 2010, by and among Willbros, InfrastruX and others. The ultimate surviving entity of the merger transactions contemplated by such agreement was InfrastruX Group, LLC, a Delaware limited liability company, which changed its name effective August 12, 2011 to Willbros Utility T&D Holdings, LLC.

“Insurance Policies” is defined in Section 5.15.

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (a) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights, including all applications and registrations related to the foregoing; (c) trade secrets and confidential know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights, interests and protections.

“Interim Financial Statements” is defined in Section 5.10.

“IRS” means the Internal Revenue Service.

“Key Employee” means Marc Makely, Vincent Marchese, Jennifer O’Keefe, Edward Heaney, Richard Reed and Corrine Magnusson.

“Knowledge” with respect to Purchaser means the actual knowledge of Robert Tullman and James O’Malley.

“Knowledge” with respect to Seller means the actual knowledge of Marc Makely, Jenn O’Keefe, Rick Reed, Edward Heaney, Corrinne Magnusson and Vincent Marchese.

“Law” means any law, statute, rule, regulation, ordinance and the like, including principles of common law.

“Leased Real Property” is defined in Section 5.13.

“Liability” or “Liabilities” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien” means any mortgage, lien, pledge, charge, encumbrance or other security interest.

“Material Adverse Effect” means any changes, events, developments or effects that, individually or in the aggregate, are or would reasonably be expected to be materially adverse to the condition (financial or otherwise), results of operations, business or assets of the Company or would materially impair the ability of the Company to own, hold and/or operate their assets or the ability of Seller to timely consummate the transactions contemplated hereby; provided, however, that none of the following shall be deemed to constitute, and none of the following (or the effects thereof) shall be taken into account in determining whether there has been, a Material Adverse Effect: any adverse change, event, development, or effect arising from or relating to (a) general business or economic conditions not particular to the Company, (b) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (c) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (d) changes in GAAP, (e) changes in Laws, or (f) except for purposes of the representations and warranties in Section 5.5, the announcement or consummation of the transactions or the taking of any action expressly contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees including in connection with the identity or business plans of Purchaser or its Affiliates; provided, however, that any change, event, development or effect described in clauses (a), (b), (c), (d) or (e) above may be deemed to constitute or be taken into account in determining whether there has been, a Material Adverse Effect to the extent that the Company is disproportionately affected thereby as compared to other participants in the industry or markets in which the Company operates.

“Material Contract” means any Contract or group of related Contracts to which the Company is a party or is otherwise bound and which:

(a) relates to Indebtedness or is a letter of credit, pledge, bond or similar arrangement;

(b) relates to the purchase or sale of materials, supplies, merchandise, machinery, equipment or parts (excluding Contracts made in the Ordinary Course of Business and that do not require expenditures or result in sales in excess of $250,000 annually);

(c) relates to the purchase or sale of services (excluding Contracts made in the Ordinary Course of Business and that do not require expenditures or result in sales in excess of $300,000 annually);

(d) relates to (i) any of the 10 largest customers of the Company (based on volume in dollars of sales for calendar year 2014) or (b) any of the 10 largest suppliers to the Company (based on volume in dollars of purchases for calendar year 2014);

(e) are employment, severance, or consulting agreements between the Company and any of its officers, directors, managers, or other employees or consultants of the Company who are entitled to compensation thereunder in excess of $150,000 per year;

(f) is a lease or sublease of real property;

(g) is a lease, sublease or conditional sales agreement involving annual payments in excess of $250,000 for any machinery, equipment, vehicle or other tangible personal property (whether the Company is a lessor or lessee);

(h) is a Contract for capital expenditures or the acquisition or construction of fixed assets for or in respect of any real property, in each case requiring payments in excess of $200,000;

(i) is a Contract granting any Person a Lien on any of the assets of the Company, in whole or in part;

(j) provides for the settlement of any action or claim or threatened action or claim and which provides for payments or consideration by the Company of a value in excess of $150,000;

(k) relates to the sale or purchase of a substantial portion of the assets or Equity Securities (whether by merger, consolidation or other business combination) of the Company by a third Person, or of a third Person by the Company, in each case with material continuing rights, obligations or indemnities;

(l) relate to joint ventures, partnerships or other similar arrangements or agreements;

(m) contain covenants of the Company not to compete in any line of business or with any Person in any geographical area;

(n) is a collective bargaining agreement or agreements with any labor organization, union or association to which the Company is a party; or

(o) is an agreement with Seller or any of its Affiliates (other than the Company).

“Materials of Environmental Concern” means any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” “radioactive,” a “pollutant,” or a “contaminant,” (or words of similar intent or meaning) under applicable Environmental, Health and Safety Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, urea formaldehyde insulation, toxic mold, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“Mobile Contact/Stray Voltage Assets And Liabilities” means, including in connection with the Stray Voltage Contribution: (a) any and all assets of the Company used solely in, and all Liabilities of the Company relating to, the mobile contact/stray voltage business including: (i) the entity EFS; (ii) that certain Patent License Agreement dated January 30, 2015, between the Regents of the University of Michigan and the Company for the use of U.S. Patent S/N 8,536,879 entitled “Rotating Electric Field Sensor;” (iii) that certain Stock Purchase Agreement dated as of January 13, 2015, by and among EFS, the shareholders of EFS and the Company; (iv) that certain Stock Pledge Agreement dated as of January 30, 2015, by and between the Company and Nilton Renno; (v) that certain Agreement dated January 30, 2015 between Nilton O. Renno and the Company; (vi) the Narda 8950/10 device and (vii) any contracts to the extent solely associated with the mobile contact/stray voltage business and (b) all Liabilities relating to (i) the

Power Survey Proceeding and (ii) the Power Survey Patent Challenge; provided, that, for the avoidance of doubt, the Mobile Contact/Stray Voltage Assets and Liabilities shall expressly exclude any rights of the Company under this Agreement or any other Transaction Document.

“Mobile Contact/Stray Voltage Employees” means Nilton Renno, Mark Voitsberger and David Voitsberger.

“Most Recent Balance Sheet” is defined in Section 5.10.

“Multiemployer Plan” has the meaning set forth in ERISA section 3(37).

“Non-ERISA Plan” is defined in Section 5.20(a).

“NYSIF” is defined in Section 8.18.

“Ordinary Course of Business” means the ordinary course of business consistent with the past custom and practice of the Company in the operation of its business.

“Organizational Documents” means (a) the articles or certificate of incorporation and the bylaws of a corporation, (b) the certificate of formation or articles of organization and the operating or limited liability company agreement of a limited liability company, (c) the agreement of general or limited partnership of a partnership, (d) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person, and (e) any amendment to or restatement of any of the foregoing.

“Pending Claims” is defined in Section 9.6(b).

“Permits” means all governmental licenses, permits, approvals, registrations, authorizations and qualification filings with all Authorities required under Laws in connection with the operation of the business of the Company.

“Permitted Bundled Services” means any Covered Services provided by Willbros or its Affiliates (other than the Company) to any customer of Willbros or such Affiliates in the ordinary course of business in connection with the performance of other general utility transmission or distribution services or pipeline and gas distribution or gathering services pursuant to a contract with such customer for such other general services; provided, that, for the avoidance of doubt, Permitted Bundled Services will expressly exclude any Covered Services on a separate or “stand-alone” fee for service basis or pursuant to a contract where the only or primary services to be provided are such Covered Services.

“Permitted Liens” means (a) Liens set forth on Schedule 5.12, (b) Liens for Taxes, assessments and other governmental charges that are not yet due and payable, (c) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties to which the Company is a party, (d) easements, covenants, conditions and restrictions, whether or not of record, as to which no material violation or encroachment exists or, if such violation or encroachment exists, as to which the cure of such violation or encroachment would not materially interfere with the conduct of the business of the Company, (e) any zoning or other governmentally established restrictions or encumbrances, (f) pledges or deposits to secure obligations under workers’ or unemployment compensation Laws or similar legislation or to secure public or statutory obligations, (g) mechanic’s, materialman’s, supplier’s, vendor’s or similar Liens arising or incurred in the Ordinary Course of Business securing amounts which are not overdue for a period of more than 60 days, (h) railroad trackage agreements, utility, slope and drainage easements, right-of-way easements and leases regarding signs and (i) other minor imperfections of title, licenses or encumbrances, if any, which do not impair the value, or continued use and operation in the conduct of the business of the Company as presently conducted of the assets to which they relate.

“Person” means any natural person, corporation, limited liability company, unincorporated organization, partnership, association, joint-stock company, joint venture, other entity, trust or government, or any agency or political subdivision of any government.

“Post-Closing Straddle Period” is defined in Section 10.3(b).

“Post-Closing Tax Period” means any Tax Period (or portion thereof) beginning after the date hereof.

“Power Survey Patent Challenge” means the continued prosecution of Intre Partes Reviews filed by L3 Communications Holdings and Premier Utility Services, LLC before the Patent Trial and Appeal Board of the United States Patent and Trademark Office, Case Numbers: IPR2014-00834 (Patent 8,484,274B2), IPR2014-00836 (Patent 8,536,856 B2) and IPR2014-00839 (Patent 8,598,864 B2).

“Power Survey Proceeding” means the case styled as Power Survey, LLC v. Premier Utility Services, LLC et al, Civil Action No. 2:13-cv-05670-FSH-MAH USDC, New Jersey.

“Pre-Closing Straddle Period” is defined in Section 10.3(a).

“Pre-Closing Tax Period” means any Tax Period (or portion thereof) ending on or before the date hereof.

“Proceeding” is defined in Section 5.19.

“Purchaser” is defined in the preamble of this Agreement.

“Purchaser Benefit Plans” is defined in Section 8.10(b).

“Purchaser Indemnitee(s)” means Purchaser and, following the Closing, the Company, and each of their respective directors, managers, members, officers, employees and Affiliates, and successors and permitted assigns, as the case may be.

“Purchaser Released Parties” is defined in Section 12.11.

“Purchaser’s Calculations” is defined in Section 3.3(a).

“Realty Lease” is defined in Section 5.13(a).

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any material into or through the indoor or outdoor environment.

“Release Date” is defined in Section 9.6(b).

“Released Matters” is defined in Section 12.11.

“Releasing Parties” is defined in Section 12.11.

“Remaining Disputed Items” is defined in Section 3.3(b).

“Representative(s)” of Seller, the Company or Purchaser shall mean such Person’s respective officers, directors, managers, employees, partners, investment bankers, consultants, attorneys, accountants, agents and other representatives.

“Requesting Party” is defined in Section 8.11(b).

“Resolved Claims” is defined in Section 9.6(c).

“Restricted Cash” means (i) any cash that is not freely useable for any purpose (and without restriction) by the Company in the conduct of its business, or that is not freely distributable as a distribution on its equity (without restriction), in each case, whether as a result of Contract, Law or otherwise and (ii) an amount of Cash equal to the amount of any checks and drafts written by the Company and wire transfers authorized by the Company that have not yet been deposited.

“Return(s)” means any return, declaration (including any declaration of estimated Taxes), report, claim for refund, or information return or statement filed or required to be filed relating to Taxes of the Company, including any schedule or attachment thereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Seller” is defined in the preamble of this Agreement.

“Seller Indemnitee(s)” means Seller and its respective directors, stockholders, officers, employees, partners, Affiliates (other than the Company after the Closing), and successors and permitted assigns, as the case may be.

“Seller Marks” means all marks, trade names, logos, names, and domain names utilizing the name “Willbros” or “InfrastruX” or any abbreviations or derivatives thereof.

“Seller’s Calculations” is defined in Section 3.3(b).

“Selling Expenses” means all fees, costs, expenses and Liabilities incurred by or on behalf of the Company (to the extent unpaid as of the date immediately preceding the date hereof), in connection with or arising from the negotiation, documentation and consummation of the transactions contemplated by this Agreement and the other Transaction Documents, including (i) all investment banking, legal, and accounting fees, costs or expenses, (ii) all fees, costs and expenses incurred in connection with any consent or approval of any Person that is required or obtained in connection with the transactions contemplated hereby, and (iii) all sale, “stay-around,” retention, change of control or similar bonuses or payments (including any fees, expenses or Taxes, including the employer portion of any payroll Taxes, payable in connection therewith) to current or former employees, directors or consultants of the Company in connection with the Closing or the transactions contemplated by this Agreement.

“Solvent” means, with respect to any Person as of any date, that (i) the fair saleable value of the property of such Person and its Subsidiaries is, on the date of determination, greater than the total amount of Liabilities of such Person and its Subsidiaries as of such date, (ii) such Person and its Subsidiaries are able to pay all Liabilities of such Person and its Subsidiaries as such Liabilities mature as of such date and (iii) such Person and its Subsidiaries do not have unreasonably small capital for conducting the business theretofore or proposed to be conducted by such Person and its Subsidiaries as of such date. In computing the amount of contingent or unliquidated Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured Liability.

“Straddle Period” is defined in Section 10.1(b).

“Stray Voltage Contribution” is defined in the Recitals section of this Agreement.

“Subsidiary” means, with respect to any Person, each other Person (other than a natural person) of which the Person owns, beneficially and of record, securities or interests representing 50 percent or more of the aggregate ordinary voting power (without regard to the occurrence of any contingencies affecting voting power).

“Survival Date” shall mean the date on which the representations, warranties, covenants and agreements of the parties set forth in this Agreement expire as specified in Section 9.1.

“Tax(es)” means (a) any and all federal, state, local and foreign taxes (including income or profits taxes, premium taxes, excise taxes, sales taxes, use taxes, gross receipts taxes, windfall profits taxes, franchise taxes, ad valorem taxes, value-added taxes, severance taxes, capital levy taxes, transfer taxes, value added taxes, employment and payroll-related taxes, withholding taxes, property taxes, recording taxes, documentary taxes, stamp taxes, escheat or unclaimed property taxes, registration taxes, business license taxes, environmental taxes, occupation taxes, alternative or add-on minimum taxes, import duties and other governmental charges, fees and assessments), of any kind whatsoever, including any interest, fines, additions to tax and penalties with respect thereto, (b) liability for any such item described in clause (a) that is imposed by reason of U.S. Treasury Regulation section 1.1502-6 or similar provisions of Law, and (c) liability for any such item described in clause (a) imposed on any transferee or indemnitor, by contract or otherwise.

“Tax Authority” means any federal, state, local, or foreign Tax service, agency, office, commission, department, bureau or similar organization, including any court, tribunal, or similar judicial agency, with regulatory authority to assess, assert or otherwise impose Tax adjustments or collect unpaid Taxes of any Person.

“Tax Claim” is defined in Section 10.5(a).

“Tax Contest” is defined in Section 10.5(b).

“Tax Period” means any taxable year or any other period that is treated as a taxable year (or other period, or portion thereof, in the case of a Tax imposed with respect to such other period, e.g., a quarter) with respect to which any Tax may be imposed under any applicable Law.

“Territory” is defined in Section 8.14(c).

“Third Party Claim” is defined in Section 9.3(a).

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Escrow Agreement, the Hauppauge Sublease, the Westerville Sublease and the             .

“Transition Services Agreement” means the transition services agreement, dated as of the date hereof, between Purchaser and Seller.

“Units” is defined in the Recitals section of this Agreement.

“Utility Services” is defined in the Recitals section of this Agreement.

“Westerville Sublease” means a Sublease Agreement to be entered into on the date hereof by and between Willbros Engineers (U.S.), LLC, a Delaware limited liability company and Affiliate of Seller, and Utility Services with respect to premises located at 921 Eastwind Drive, Suite 122, Westerville, Ohio.

“Willbros” is defined in the preamble of this Agreement.

“Willbros Credit Agreement” is defined in Schedule 5.5.

1.2. Interpretation. As used in this Agreement, the word “including” means including without limitation, the word “or” is not exclusive and the words “herein,” “hereof,” “hereby,” “hereto,” “hereunder” and the like refer to this Agreement as a whole. Each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form. Unless the context otherwise requires, references herein: (a) to Articles, Sections and Schedules mean the Articles and Sections of and the Schedules attached to this Agreement, (b) to an agreement, instrument or document means such agreement, instrument or document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by this Agreement, and (c) to a statute means such statute as amended from time to time and includes any successor legislation thereto. The headings and captions used in this Agreement, in any Schedule hereto, in the table of contents or in any index hereto are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement or any Schedule hereto, and all provisions of this Agreement and the Schedules hereto shall be enforced and construed as if no caption or heading had been used herein or therein. Any capitalized terms used in any Schedule attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement (or, in the absence of any ascribed meaning, the meaning customarily ascribed to any such term in the Company’s industry or in general commercial usage). The Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring either party by virtue of the authorship of any of the provisions of this Agreement. All references to dollars (or the symbol “$”) contained herein shall be deemed to refer to United States dollars.

ARTICLE II.

PURCHASE AND SALE OF UNITS

2.1. Purchase and Sale of Units. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, the Units.

2.2. Estimated Purchase Price Calculation Statement. Prior to the Closing, Seller has delivered to Purchaser a written statement (the “Estimated Purchase Price Calculation Statement”) setting forth (a) Seller’s good faith estimate of Selling Expenses, (b) Seller’s good faith estimate of the amount of Closing Date Indebtedness, (c) Seller’s good faith estimate of the amount of Closing Cash, and (d) the calculation of the estimated Aggregate Purchase Price based upon the foregoing. Schedule 2.2 sets forth the format for the calculation of the amounts described in this Section 2.2 and the payment to be made pursuant to Section 3.2(b).

ARTICLE III.

CLOSING; POST-CLOSING PURCHASE PRICE TRUE-UP

3.1. Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 am Eastern Time on the date hereof. Except as otherwise provided in this Agreement, all proceedings to be taken and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.

3.2. Closing Transactions.

(a) Delivery of Securities Certificates. At the Closing, Seller shall deliver to Purchaser, free and clear of any Liens, the Units, by transfer of the certificates representing the Units together with duly executed assignments or stock powers attached, as applicable.

(b) Aggregate Purchase Price Funds Flow. At the Closing, Purchaser shall pay or cause to be paid an amount equal to (i) the estimated Aggregate Purchase Price, as set forth on the Estimated Purchase Price Calculation Statement minus (ii) the Escrow Amount, to Seller, by wire transfer of immediately available funds, pursuant to wire transfer instructions delivered to Purchaser by Seller.

(c) Escrow Amount. At the Closing, Purchaser shall deposit or cause to be deposited, by wire transfer of immediately available funds, $4,000,000 (the “Escrow Amount”) into an escrow account (the “Escrow Account”) established pursuant to the terms of the Escrow Agreement, in order to support Seller’s indemnification obligations under Article IX.

(d) Other Closing Deliveries.

(i) By Seller.

(A) Seller shall deliver to Purchaser recordable Lien releases with respect to any outstanding Liens or UCC filings against or relating to (i) the Units, or (ii) any assets of the Company, other than Permitted Liens and UCC filings related thereto (other than such Liens securing the Willbros Credit Agreement, all of which shall be released effective as of the Closing).

(B) Seller shall deliver to Purchaser evidence, reasonably acceptable to Purchaser, of the termination, settlement, discharge, offset, payment or repayment in full all intercompany loans, notes, and advances, regardless of their dates of maturity, and all intercompany receivables and payables (except for obligations arising under the Transition Services Agreement), in each case, in a manner that does not result in or leave outstanding any Liability for which Purchaser or the Company would be responsible from or after the Closing.

(C) Seller shall deliver to Purchaser resignations, effective as of the date hereof, of all of the officers and directors of the Company.

(D) Seller shall execute and deliver, or cause to be executed and delivered, to Purchaser the Transition Services Agreement, the Escrow Agreement, the Hauppauge Sublease and the Westerville Sublease.

(E) Seller shall deliver an affidavit, in form and substance reasonably acceptable to Purchaser, that complies with U.S. Treasury Regulation section 1.1445-2(b)(2) certifying that Seller is not a “foreign person” as defined in section 1445(f) of the Code.

(F) Seller shall deliver to Purchaser such other documents as Purchaser may reasonably request for the purpose of facilitating the consummation or performance of any of the transactions contemplated by this Agreement.

(ii) By Purchaser.

(A) Purchaser shall execute and deliver to Seller the Transition Services Agreement, the Escrow Agreement, the Hauppauge Sublease and the Westerville Sublease.

(B) Purchaser shall deliver to Seller such other documents as Seller may reasonably request for the purpose of facilitating the consummation or performance of any of the transactions contemplated by this Agreement.

3.3. Post-Closing Purchase Price True-Up.

(a) Final Purchase Price Calculation Statement. As promptly as possible but within 75 days after the date hereof, Purchaser shall prepare, at Purchaser’s expense, and deliver to Seller, a written statement (the “Final Purchase Price Calculation Statement”) setting forth Purchaser’s calculations (“Purchaser’s Calculations”) of (i) Selling Expenses, (ii) Closing Date Indebtedness and (iii) Closing Cash. The Final Purchase Price Calculation Statement shall contain a recalculation of the Aggregate Purchase Price based on the foregoing amounts described in clauses (i) through (iii) above.

(b) Disputes as to Purchase Price Calculations. Within 30 days after its receipt of the Final Purchase Price Calculation Statement, Seller shall notify Purchaser in writing of its agreement or disagreement with the Final Purchase Price Calculation Statement and any of Purchaser’s Calculations (and, during such 30-day period, Purchaser shall grant Seller and its accountants reasonable access to all relevant work papers, schedules and calculations used in the preparation of the Final Purchase Price Calculation Statement. If Seller disputes any aspect of the Final Purchase Price Calculation Statement or any of Purchaser’s Calculations, Seller shall so notify Purchaser within such 30-day period. If Seller does not dispute any aspect of the Final Purchase Price Calculation Statement or any of Purchaser’s Calculations within such 30-day period, then the Final Purchase Price Calculation Statement and Purchaser’s Calculations set forth therein shall be conclusive and binding upon Purchaser and Seller. In the event of a dispute, Seller and, at Seller’s option, its accountants shall complete their review and verification of the Final Purchase Price Calculation Statement within such 30-day period and, if Seller or its accountants, after such review and verification, still disagree with Purchaser’s Calculations, Seller shall submit its proposed alternative calculations (“Seller’s Calculations”) of any disputed amounts to Purchaser in writing within 30 days after Seller’s receipt of the Final Purchase Price Calculation Statement. For the avoidance of doubt, any line items or balances that are not specifically identified and disputed in Seller’s Calculations shall be considered as agreed upon by the parties and final and binding, and the Independent Accounting Firm shall not review any line items or balances, or make any determination with respect to any matters, not specifically identified and disputed in Seller’s Calculations. If Purchaser does not reject Seller’s Calculations by written notice given to Seller within 30 days after Purchaser’s receipt of Seller’s Calculations, then the Final Purchase Price Calculation Statement and Purchaser’s Calculations contained therein, as modified by Seller’s Calculations, shall be conclusive and binding upon Purchaser and Seller. If Purchaser rejects Seller’s Calculations by written notice given to Seller within 30 days after Purchaser’s receipt of Seller’s Calculations, then, at the request of either Purchaser or Seller, Seller and

Purchaser shall, within 5 days after such rejection, select a mutually acceptable and nationally recognized independent accounting firm (such firm, the “Independent Accounting Firm”) to resolve the remaining disputed items (the “Remaining Disputed Items”) by conducting a review and verification of the Final Purchase Price Calculation Statement, and thereafter selecting either Seller’s Calculations of the Remaining Disputed Items or Purchaser’s Calculations of the Remaining Disputed Items or an amount in between the two. Seller and Purchaser shall be bound by the written determination of the Remaining Disputed Items by the Independent Accounting Firm. Each of Purchaser and Seller agrees to execute, if requested by the Independent Accounting Firm, an engagement letter containing reasonable and customary terms. Each of Purchaser and Seller agrees that there shall be no ex parte communications between either party, on the one hand, and the Independent Accounting Firm, on the other hand, during the Independent Accounting Firm’s review and verification of the Final Purchase Price Calculation Statement. Purchaser and Seller shall each pay their own costs and expenses incurred under this Section 3.3(b). The costs and expenses of the Independent Accounting Firm shall be borne one-half by Purchaser and one-half by Seller.

(c) Payment After Recalculation. Upon the determination, in accordance with Section 3.3(b), of the Final Purchase Price Calculation Statement and the final calculations of the amounts of (A) Selling Expenses, (B) Closing Date Indebtedness and (C) Closing Cash calculated by reference thereto, the Aggregate Purchase Price shall be recalculated using such finally determined amounts in lieu of the estimates of such amounts used in the calculation of the estimated Aggregate Purchase Price paid at the Closing.

(i) If the Aggregate Purchase Price as recalculated pursuant to this Section 3.3(c) is greater than such estimated Aggregate Purchase Price, then Purchaser shall pay or cause to be paid to Seller the amount of any such excess.

(ii) If the Aggregate Purchase Price as recalculated pursuant to this Section 3.3(c) is equal to such estimated Aggregate Purchase Price, then no further payment shall be payable by Purchaser or Seller under this Section 3.3(c).

(iii) If the Aggregate Purchase Price as recalculated pursuant to this Section 3.3(c) is less than such estimated Aggregate Purchase Price, then Seller shall pay or cause to be paid to Purchaser the amount of such deficiency.

(iv) Any payment made pursuant to this Section 3.3(c) shall be made by wire transfer of immediately available funds no later than three Business Days after the final determination referred to in the first sentence of this Section 3.3(c) and shall be deemed to be adjustments to the Aggregate Purchase Price for all purposes, including Tax purposes.

(e) From and after the date hereof until the determination of the Final Purchase Price Calculation in accordance with Section 3.3(b), (i) Purchaser shall, and shall cause the Company to, provide Seller and its Representative reasonable access during normal business hours to the financial books and records pertaining to the

Company and (ii) Seller and Willbros shall provide Purchaser and its Representatives reasonable access during normal business hours to the financial books and records pertaining to the Company, in each case to the extent reasonably necessary to prepare and assess Purchaser’s Calculations or Seller’s Calculations, as applicable.

3.4. Allocation of Purchase Price.

(a) The Aggregate Purchase Price, (to the extent properly taken into account under the Code, and including any other relevant items, including Indebtedness), shall be allocated among the assets of Utility Services in accordance with section 1060 of the Code and the U.S. Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign law, as appropriate) (the “Allocation”). The Allocation shall be delivered by Purchaser to Seller within 30 days after the determination of the Final Purchase Price Calculation in accordance with Section 3.3(b) for Seller’s approval, which approval shall be delivered in writing and not unreasonably withheld. Seller and Purchaser shall work in good faith to resolve any disputes relating to the Allocation within 30 days of Seller’s receipt of the Allocation. If Seller and Purchaser are unable to resolve any such dispute, such dispute shall be resolved promptly in writing by the Independent Accounting Firm. Each of Purchaser and Seller agrees to execute, if requested by the Independent Accounting Firm, an engagement letter containing reasonable and customary terms. Each of Purchaser and Seller agrees that there shall be no ex parte communications between either party, on the one hand, and the Independent Accounting Firm, on the other hand, during the Independent Accounting Firm’s review and verification of the Allocation. Purchaser and Seller shall each pay their own costs and expenses incurred under this Section 3.4(a). The costs and expenses of the Independent Accounting Firm shall be borne one-half by Purchaser and one-half by Seller.

(b) If the Purchase Price is adjusted pursuant to Section 3.3, the Allocation shall be adjusted in a manner consistent with the procedures set forth in Section 3.4(a).

(c) Purchaser and Seller shall file all Returns (including, but not limited to, Internal Revenue Service Form 8594) consistent with the Allocation. Neither Purchaser nor Seller shall take any Tax position inconsistent with such Allocation and neither Purchaser nor Seller shall agree to any proposed adjustment to the Allocation by any Tax Authority without first giving the other party prior written notice; provided, however, that nothing contained herein shall prevent Purchaser or Seller from settling any proposed deficiency or adjustment by any Tax Authority based upon or arising out of the Allocation, and neither Purchaser nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Tax Authority challenging such Allocation.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

To induce Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser hereby represents and warrants to Seller as follows:

4.1. Organization and Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Indiana. Purchaser is not in default under or in violation of its Organizational Documents.

4.2. Authority; Authorization; Enforceability. Purchaser has the requisite limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and under each such other Transaction Document, and to consummate the transactions contemplated by this Agreement and each such other Transaction Document. The execution, delivery and performance by Purchaser of this Agreement and each other Transaction Document to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company action on the part of Purchaser, and no other corporate or other proceedings on the part of the Purchaser are necessary to authorize the execution, delivery and performance of this Agreement or any other such agreement, document or instrument. This Agreement and each other Transaction Document to which Purchaser is a party is, or upon its execution and delivery will be, a valid and binding obligation of Purchaser enforceable against it in accordance with the terms hereof and thereof, except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar Laws affecting creditors’ rights generally and by general principles of equity.

4.3. Noncontravention. Neither the execution, delivery or performance by Purchaser of this Agreement or any other Transaction Document to which it is a party, nor the consummation by Purchaser of the transactions contemplated hereby or thereby, nor compliance by Purchaser with any of the provisions hereof or thereof will (a) violate, or result in the violation of, the Organizational Documents or any resolutions adopted by the members, stockholders, board of directors, board of managers, partners or other governing body of Purchaser; (b) violate any Law, order, judgment, injunction, stipulation, award or decree of any Authority, in each case applicable to Purchaser or its assets or properties; or (c) with or without the passage of time or the giving of notice or both, result in the breach of, or constitute a default or require any consent under, accelerate any payments or obligations under, or result in the creation of any Lien upon any property or assets of Purchaser pursuant to, any material instrument or agreement to which Purchaser is a party or by which Purchaser or its properties may be bound or affected, except, in each case, where the violation, conflict, breach, default or failure to obtain consent would not reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement.

4.4. Approvals; Claims or Legal Proceedings. Except for such filings as may be required under the HSR Act and as set forth on Schedule 4.4: (a) no filing with, and no permit, authorization, consent or approval of, any Authority or other Person is necessary for the consummation by Purchaser of the transactions contemplated hereby; and (b) there are no actions, suits, claims or proceedings which are pending or, to the Knowledge of Purchaser, threatened against Purchaser, and there are no outstanding orders, judgments, injunctions, stipulations, awards or decrees of any Authority against Purchaser, or any of its assets or properties, which prohibit or enjoin the consummation of, or adversely affect Purchaser’s ability to timely consummate, the transactions contemplated hereby.

4.5. Brokers. Purchaser has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

4.6. Securities Act. Purchaser is acquiring the Units hereunder solely for the purpose of investment and not with a view to, or in connection with, any distribution thereof in violation of the Securities Act or any applicable state securities Law. Purchaser acknowledges that the Units are not registered under the Securities Act or any applicable state securities Law, and that the Units may not be sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to state securities Laws, as applicable.

4.7. Availability of Funds. Purchaser has sufficient cash to enable it to pay the full Aggregate Purchase Price and to make the other payments payable at the Closing hereunder, and to make all other necessary payments by it in connection with the transactions contemplated hereby.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF SELLER

To induce Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Seller and Willbros hereby jointly and severally represent and warrant to Purchaser as of the date hereof as follows:

5.1. Incorporation, Organization and Standing. The Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

5.2. Authority to Conduct Business. The Company has the limited liability company power and authority to own, lease and operate its properties and to conduct its business in the manner in which it is now conducted and the Company is duly licensed or qualified to do business as a foreign entity in each jurisdiction in which the nature of its properties and assets or the conduct of its business requires it to be so licensed or qualified, except where the failure to be duly licensed or qualified to do business would not reasonably be expected to have a Material Adverse Effect.

5.3. Organizational Documents. Copies of the Organizational Documents of the Company and all amendments thereto have been delivered to Purchaser and are complete and correct. The Company is not in default under or in violation of its Organizational Documents.

5.4. Authority; Authorization; Enforceability. Seller and Willbros each have the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which Seller or Willbros, as applicable, is a party, to perform its obligations hereunder and under each such other Transaction Document, and to consummate the transactions contemplated by this Agreement and each such other Transaction Document. The execution, delivery and performance by Seller and Willbros, respectively, of this Agreement and each other Transaction Document to which Seller or Willbros, as applicable, is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller or Willbros, as applicable, and no other corporate or other proceedings on the part of the Seller or Willbros are necessary to authorize the execution, delivery and performance of this Agreement or any other such agreement, document or instrument. This Agreement and each such other Transaction Document to which Seller or Willbros is a party is, or upon its execution and delivery will be, a valid and binding obligation of Seller or Willbros, as applicable, enforceable against it in accordance with the terms hereof and thereof, except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar Laws affecting creditors’ rights generally and by general principles of equity.

5.5. Noncontravention. Except as set forth on Schedule 5.5, neither the execution, delivery or performance by Seller and Willbros of this Agreement or any other Transaction Document to which Seller or Willbros, as applicable, is a party, nor the consummation by Seller and Willbros of the transactions contemplated hereby or thereby, nor compliance by Seller and Willbros with any of the provisions hereof or thereof, will (a) violate, or result in the violation of, the Organizational Documents or any resolutions adopted by the stockholders, members, board of directors, board of managers or other governing body of the Company, Seller or Willbros, as applicable; (b) violate any Law, order, judgment, injunction, stipulation, award or decree of any Authority, in each case applicable to the Company, Seller, Willbros or their respective assets or properties; (c) with or without the passage of time or the giving of notice or both, result in the breach of, or constitute a default or require any consent under, accelerate any payments or obligations under, or result in the creation of any Lien upon any property or asset of the Company or Seller pursuant to any agreement or instrument to which the Company or Seller is bound or is a party, or by which any of their respective properties or assets (including the Units) may be bound or affected, or which would adversely affect the Units or the ability of Seller to consummate the transactions contemplated hereunder; or (d) result in any shareholder of the Seller having the right to exercise dissenters’ appraisal rights or any similar rights, except, in each case for clauses (b), (c) or (d) above, where the violation, conflict, breach, default, failure to obtain consent or Lien would not reasonably be expected to have a Material Adverse Effect.

5.6. Approvals. Except for such filings as may be required under the HSR Act and as set forth on Schedule 5.6, no filing with, and no permit, authorization, consent or approval of, any Authority or other Person is necessary for the consummation by Seller and Willbros of the transactions contemplated hereby.

5.7. Brokers. Except for Houlihan Lokey Capital, Inc., which has been retained solely by Willbros, none of Seller or its Affiliates, including the Company, has retained, utilized or been represented by any broker or finder, or incurred any Liability for any finder’s or broker’s or agent’s fees or commissions or similar compensation, in each case in connection with the transactions contemplated by this Agreement.

5.8. Capitalization of the Company.

(a) The authorized Equity Securities of Utility Services consist solely of capital units of ownership interest constituting the Units. The Units constitute all of the issued and outstanding Equity Securities of Utility Services. All of the Units are duly authorized, validly issued, fully paid and nonassessable and are held beneficially and of record by Seller. Seller has good title to the Units, free and clear of all Liens (other than the Liens listed on Schedule 5.8(a), all of which shall be released effective as of the Closing).

(b) Except as set forth on Schedule 5.8(b), the Company does not own any Equity Securities in any Person.

(c) Schedule 5.8(c) sets forth a true and accurate list of all Indebtedness of the Company, including the amount payable (including any prepayment or termination penalties) under such Indebtedness. Except as set forth on Schedule 5.8(e), the Company does not have any Indebtedness.

(d) As of the date hereof, Premier West Coast Services, Inc., a Subsidiary of Seller, conducts no operations and does not hold any material assets (other than cash) or have any employees.

5.9. Rights; Warrants or Options. Except for this Agreement, there are no outstanding subscriptions, warrants, options or other agreements or rights of any kind to purchase or otherwise receive or be issued, or securities or obligations of any kind convertible into, any Equity Securities of the Company. There is no outstanding Contract or other agreement of Seller, the Company or any other Person to purchase, redeem or otherwise acquire any outstanding Equity Securities of the Company, or securities or obligations of any kind convertible into any Equity Securities of the Company. There are no outstanding or authorized stock appreciation rights, stock plans or similar rights with respect to the Equity Securities of the Company.

5.10. Financial Statements. Seller has delivered the following financial statements to Purchaser (the “Financial Statements”): (a) the unaudited condensed consolidated balance sheet of the Company referred to therein as of December 31, 2014, and the related unaudited condensed consolidated statement of income of the Company referred to therein for the year then ended; and (b) the unaudited condensed consolidated balance sheet of the Company as of February 28, 2015 (the “Most Recent Balance Sheet”), and the related unaudited condensed consolidated statement of income of the Company for the two months then ended (such statement of income, together with the Most Recent Balance Sheet, the “Interim Financial Statements”). Except as set forth on Schedule 5.10: (x) each of the Financial Statements has been prepared in accordance with GAAP applied on a basis consistent with prior periods (except as may be indicated in any notes thereto); (y) each of the balance sheets included in the Financial Statements fairly presents in all material respects the consolidated financial condition of the Company as of its respective date; and (z) each of the statements of income included in the Financial Statements fairly presents in all material respects the results of operations of the Company for the period covered thereby; provided, however, that the Interim Financial Statements are subject to normal year-end adjustments.

5.11. Undisclosed Liabilities.

(a) To the Knowledge of Seller, the Company does not have any material Liabilities except for (a) Liabilities in the aggregate adequately disclosed, provided for, reflected in, reserved against or otherwise described in the Financial Statements (b) Liabilities under contracts, leases, licenses and other arrangements, including the Benefit Plans, to which the Company or any of its assets may be bound (none of which results from or arises out of any (i) breach of or default under any Contract, (ii) breach of warranty, tort, infringement or violation of Law or (iii) any obligations of the Company to provide any indemnification, reimbursement, compensation, damages, make-whole or other similar obligations in respect of services rendered by or on behalf of the Company), (c) liabilities referred to on any Schedule to this Agreement (including Schedule 5.11), (d) liabilities which have arisen in the Ordinary Course of Business since the date of the Most Recent Balance Sheet and (e) liabilities under this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby.

(b) Except as set forth in Schedule 5.11(b), the Company is not subject to any claims, demands, Liabilities of any kind, character or description, whether based on strict liability, negligence, breach of warranty (express or implied), breach of contract or otherwise, for indemnification, reimbursement, compensation, damages, make-whole or other similar obligations in respect of services rendered by or on behalf of the Company that (i) has not been fully satisfied without any further Liability on the Company or (ii) is not specifically, fully and adequately reserved against as a liability in the Interim Financial Statements.

5.12. Property. Except as set forth on Schedule 5.12, all of the assets included on the Most Recent Balance Sheet are all of the rights, properties and other assets used in the operation of the business of the Company as currently conducted and as conducted in the Ordinary Course of Business during the preceding twelve (12) months, and are either (a) owned by the Company, or (b) leased pursuant to valid leasehold interests of the Company, in each case free and clear of any Liens, other than Permitted Liens (including the Liens set forth on Schedule 5.12).

5.13. Real Property. The Company does not own any real property. Schedule 5.13(a) sets forth a list of all real property and interests in real property that are leased or subleased to the Company pursuant to a written lease (the “Leased Real Property”). Except as otherwise set forth on Schedule 5.13(b), with respect to the Leased Real Property:

(a) each lease or sublease of Leased Real Property and any assignment thereof pursuant to which the Company leases any Leased Real Property (each, a “Realty Lease”) is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar Laws affecting creditors’ rights generally and by general principles of equity);

(b) neither the Company nor, to the Knowledge of Seller, any other party to any Realty Lease, is in breach or default under such Realty Lease, and no event or condition exists that, with notice or lapse of time, would constitute a default under any Realty Lease, in each case except for (i) such defaults and events as to which requisite waivers or consents have been obtained, and (ii) breaches or defaults which, in the aggregate, would not reasonably be expected to have a Material Adverse Effect; and

(c) no such Realty Lease requires the consent of any landlord, sublandlord or other Person as a result of the transactions contemplated by this Agreement.

5.14. Intellectual Property.

(a) Schedule 5.14(a)(i) lists all Intellectual Property owned by the Company and Schedule 5.14(a)(ii) lists all Intellectual Property licensed by the Company. Except as set forth in Schedule 5.14(a)(iii), or as would not have a Material Adverse Effect, the Company owns or has the valid and enforceable right to use all Intellectual Property necessary to conduct its businesses as currently conducted and as conducted in the Ordinary Course of Business during the preceding twelve (12) months (the “Company Intellectual Property”), and the Company uses commercially reasonable efforts, consistent with customary industry practices, to maintain and protect each item of Company Intellectual Property.

(b) Except as set forth in Schedule 5.14(b), or as would not have a Material Adverse Effect: (i) the Company Intellectual Property as currently licensed or used by the Company, and the Company’s conduct of its businesses as currently conducted, do not infringe, misappropriate or otherwise violate the Intellectual Property of any Person; and (ii) to the Knowledge of Seller, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property, (iii) no Proceedings are pending and, during the 12-month period prior to the date of this Agreement, the Company has not received any written notices of infringement, misappropriation, or other violation from any Person with respect to the use of any Company Intellectual Property or challenging the validity or enforceability of any Company Intellectual Property.

5.15. Insurance. Schedule 5.15(a) sets forth a list of all policies of fire, liability, workers’ compensation, property and casualty, business interruption or other insurance owned or held by Seller or its Affiliates that includes the date hereof under which the Company is a primary, additional, intended or named insured, other than policies and/or insurance related to the Benefit Plans (the “Insurance Policies”). All of the Insurance Policies are in full force and effect, and since the respective dates of the Insurance Policies, no written notice of cancellation or non-renewal with respect to any such policy has been received by the Company. Except as set forth on Schedule 5.15(b) and other than related to the Benefit Plans, the Company does not have any self-insurance or co-insurance programs. The Insurance Policies are sufficient for compliance with all requirements of applicable Law and all Contracts to which the Company is a party or is otherwise bound and, except as set forth on Schedule 5.15(c), do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company. As of the date hereof, all premiums due and payable under all such policies have been paid. Since January 1, 2012, the Company has given notice to the applicable insurer of all known material insured claims. Except as set forth on Schedule 5.15(d), there are no pending claims by the Company to which the insurers have denied coverage or otherwise reserved rights. Since January 1, 2012, the Company has not been refused any insurance, nor has its coverage been limited, by any insurance carrier to which it has applied for insurance.

5.16. Labor Matters.

(a) Except as set forth on Schedule 5.16(a), the Company is in compliance in all material respects with all Laws pertaining to employees or employment matters, including all such Laws relating to wages, hours, collective bargaining, immigration, employment and reemployment rights of members of the uniformed services, equal employment opportunity, discrimination, sexual harassment, civil rights, occupational safety and health, plant closings and mass layoffs, workers’ compensation and the collection and payment or withholding of Social Security Taxes and similar Taxes. Except as set forth on Schedule 5.16(a), there are no pending, or to the Knowledge of Seller, threatened material employment discrimination charges or complaints against or involving the Company before any Authority or material unfair labor practice charges or complaints, disputes or grievances affecting any employee of the Company.

(b) The Company is not party to any collective bargaining agreement or other labor union Contract applicable to any of its employees, and there are no strikes, slowdowns, work stoppages, lockouts, organizing efforts or activities or, to the Knowledge of Seller, threats thereof by or with respect to any such employees.

5.17. Independent Contractor Status. All of the Company’s service providers treated as independent contractors and consultants are and have at all times been properly characterized and treated as independent contractors and consultants, and the Company does not have any Liability in respect of any improper characterization or treatment thereof, including with respect to (a) employment-related termination obligations, including severance, reasonable notice, pay in lieu of reasonable notice or retiring allowances either at common law or under applicable employment standards legislation, to any of their independent contractors or consultants performing work, or (b) any assessment or reassessment by an Authority on the basis that the Company failed to pay, withhold or remit amounts on account of Taxes with respect to individuals characterized as employees for purposes of the Code and the regulations thereto.

5.18. Permits; Compliance With Law. Except as set forth on Schedule 5.17, the Company holds and is in compliance with all Permits and is not in violation of any Law, except where the failure to hold any such Permit or to comply with any such Permit or Law would not reasonably be expected to have a Material Adverse Effect. Seller has provided Purchaser with true and complete copies of all Permits. The consummation of the transactions contemplated hereby shall not interrupt or give any Authority the right to modify, terminate or interrupt the continuation of any of the Permits or the operation of business of the Company. The Company is in compliance with all terms, conditions and requirements of all Permits and no Proceeding is pending or threatened relating to the revocation or limitation of any of the Permits.

5.19. Litigation. Schedule 5.19 sets forth a list of (a) all actions, suits, claims, demands and proceedings (any of the foregoing, a “Proceeding”) which are pending or, to the Knowledge of Seller, threatened against the Company, by or before any Authority, and (b) all outstanding orders, judgments, injunctions, stipulations, awards or decrees of any Authority naming the Company. There are no Proceedings which are pending or, to the Knowledge of Seller, threatened against the Company, by or before any Authority, and there are no outstanding orders, judgments, injunctions, stipulations, awards or decrees of any Authority against Seller or the Company, or any of their respective assets or properties, in any such case which prohibit or enjoin the consummation of the transactions contemplated hereby.

5.20. Employee Benefit Plans; ERISA.

(a) Except as set forth on Schedule 5.20(a)(i), the Company does not maintain, contribute to or have any obligation to make contributions to, any employee benefit plan within the meaning of Section 3(3) of ERISA (an “ERISA Plan”), or any other employment, consulting, retention, change in control, retirement, profit sharing, stock option, stock bonus or other incentive compensation or deferred compensation, severance, sick leave or other material plan, program, agreement or arrangement providing benefits to current or former employees, officers or directors, in each case whether or not terminated, of the Company (a “Non-ERISA Plan”). All ERISA Plans and Non-ERISA Plans (collectively “Benefit Plans”) are listed on Schedule 5.20(a)(ii) and, except as set forth on Schedule 5.19(a)(iii), have been established and are being maintained and operated in all material respects in accordance with all Laws applicable to such plans, including ERISA and the Code (including, without limitation, Section 409A of the Code and the regulations thereunder), and the terms and conditions of the respective plan documents. The IRS has issued a favorable determination letter or opinion letter with respect to each ERISA Plan that is intended to be a “qualified plan” within the meaning of section 401(a) of the Code and, to the Knowledge of Seller, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination. No ERISA Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code and, within the past six years, neither the Company nor any other entity that, together with the Company, would be treated as a single employer under Section 4001 of ERISA, sponsored, maintained, contributed to or had any Liability, whether actual or contingent, with respect to any plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code. Except as set forth on Schedule 5.20(a)(iv), no ERISA Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of section 4063 of ERISA. Except as set forth on Schedule 5.20(a)(v), and except for continuation coverage as required by section 4980B of the Code or by applicable state insurance Laws, no Benefit Plan provides life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof. To the Knowledge of Seller, no individual who has performed services for the Company has been improperly excluded from participation in any Benefit Plan. The Company does not have any obligation, under a Benefit Plan or otherwise, to compensate any Person for any Tax imposed pursuant to Section 409A of the Code or Section 4999 of the Code.

(b) Except as set forth on Schedule 5.20(b), all contributions (including all employer contributions and employee salary reduction contributions, if any) which are due have been made or will be made within the time period prescribed by ERISA to each ERISA Plan which is an employee pension benefit plan (within the meaning of section 3(2) of ERISA).

(c) Except as set forth on Schedule 5.20(c), no Proceedings with respect to any Benefit Plan (other than routine claims for benefits) are pending or, to the Knowledge of Seller, threatened by or before any Authority.

(d) Except as set forth on Schedule 5.20(d), neither the execution and delivery of this Agreement, shareholder approval of this Agreement, nor the consummation of the transactions contemplated by this Agreement could (either alone or in combination with any other event) result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) any payment, compensation or benefit becoming due, or any increase in the amount of any payment due, to any current or former employee of the Company, (iii) the acceleration of the time of payment or vesting or the funding of any material compensation or benefits, (iv) any new material obligation pursuant to any Benefit Plan, (v) any limitation or restriction on the right of the Company to merge, amend or terminate any Benefit Plan, or (vi) the payment of any amount, pursuant to any Benefit Plan or otherwise, that would not be deductible under Section 280G of the Code.

5.21. Tax Matters. Except as set forth on Schedule 5.21:

(a) All income and other material Returns required to be filed by or with respect to the Company have been timely filed (taking into account any applicable extension periods) with the appropriate Authorities in all jurisdictions in which such Returns are required to be filed, and all such Returns are accurate and complete in all material respects. All Taxes that are due and payable for which the Company is liable, including any applicable sales taxes with respect to sales of products, have been timely paid. The Company has set up adequate reserves in the Financial Statements for the payment of all Taxes not yet due and payable that adequately cover all Tax Periods ending on or prior to the date hereof. All Taxes that the Company is required by Law to withhold or collect have been duly and timely withheld or collected and have been timely paid over to the appropriate Tax Authority to the extent due and payable. Since the Acquisition Date, and to the Knowledge of Seller prior to the Acquisition Date, no written claim has been made by a Tax Authority in a jurisdiction where the Company does not file Returns that the Company is or may be subject to taxation in that jurisdiction.

(b) There is no dispute or claim pending or, to the Knowledge of Seller, threatened against the Company by any Authority for any alleged deficiency in Taxes.

(c) The Company has not (i) executed a waiver or consent extending any statute of limitations for the assessment or collection of any Taxes which remains outstanding, (ii) since the Acquisition Date applied for a ruling relative to Taxes, or (iii) entered into a closing agreement with any Tax Authority since the Acquisition Date or that is currently in effect.

(d) To the Knowledge of Seller, none of the Returns of the Company is currently being examined by the IRS or relevant Tax Authorities. There are no examinations or other administrative or court proceedings relating to Taxes or any proposed adjustments by a Tax Authority in progress or pending with respect to which the Company, Seller or Willbros has received written notice.

(e) The Company is not a party to any written agreement providing for the indemnification, allocation or sharing of Taxes. The Company is not liable for the Taxes of any other Person (except for Tax Liabilities of any member of the Affiliated Group of which the Company is a member and of which Willbros is a common parent).

(f) No payment made or to be made to any current or former employee or director of the Company by reason of the transactions contemplated hereby will constitute an “excess parachute payment” within the meaning of section 280G of the Code.

(g) The Company is not and has not been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the period specified in section 897(c)(1)(A)(ii) of the Code.

(h) There are no Liens for Taxes on any of the assets of the Company other than Permitted Liens.

(i) The Company has not distributed the stock of another Person, or had its stock distributed by another Person within the previous twenty-four (24) months, in a transaction that was purported or intended to be governed in whole or in part by section 355 of the Code.

(j) The Company is not and has not been a party to any reportable transaction as described in U.S. Treasury Regulation section 1.6011-4.

(k) The Company will not be required to include any material item of income in or exclude any material item of deduction from, taxable income for any period (or portion thereof) ending after the date hereof as a result of any (i) adjustment under section 481 of the Code (or any similar provision of state, local or foreign Law) or any other change in method of accounting prior to Closing, (ii) closing agreement described in section 7121 of the Code (or any similar provision of state, local or foreign Law) entered into prior to Closing, (iii) installment sale or open transaction disposition occurring prior to Closing, (iv) use of the cash basis method of accounting prior to Closing, (v) election under section 108(i) of the Code, or (iv) prepaid amount received prior to the Closing.

(l) The Company is classified as a disregarded entity for federal and state income tax purposes.

(m) The Company has not requested or received any ruling from any Tax Authority, or signed any binding agreement with any Tax Authority, that would materially impact the amount of any Tax Liability of the Company for a Tax Period ending after the date hereof.

5.22. Environmental, Health and Safety Matters. Except as set forth on Schedule 5.22:

(a) The Company is, and since the Acquisition Date has been, in compliance in all material respects with all Environmental, Health and Safety Laws. The Company holds and is in compliance in all material respects with all Permits required to be held by it under Environmental, Health and Safety Laws.

(b) The Company has not received written notice from any third party, including any Authority, of any alleged or actual responsibility or Liability for, or any inquiry or investigation regarding: (a) the violation of any Environmental, Health and Safety Laws or Permits issued pursuant thereto; (b) the Release or threatened Release of any Materials of Environmental Concern; or (c) injury or damage to any Person, property or natural resource as a result of exposure to or the Release of any Materials of Environmental Concern. No administrative or judicial Proceedings are pending or, to the Knowledge of Seller, threatened with regard to any such matter and, to the Knowledge of Seller, there are no existing facts or circumstances that could reasonably be expected to give rise to any such action, suit, proceeding or investigation.

(c) No Materials of Environmental Concern have been (i) Released or are otherwise present, on, at or under any of the Leased Real Property, or (ii) Released by the Company on, at or under any other location, except, in either the case of (i) or (ii) in a quantity or manner that could reasonably be expected to require any material investigation or remediation or otherwise result in the Company incurring any material Liability or obligations under Environmental, Health and Safety Laws.

(d) To the Knowledge of Seller, no underground storage tanks are located on the Leased Real Property that (i) contain or previously contained any Materials of Environmental Concern and (ii) are owned or operated by the Company.

(e) The Company (a) has not assumed or undertaken any Liability of any other Person arising out of or pursuant to any Environmental, Health and Safety Law or (b) been subject to any consent decrees, administrative or judicial orders, judgments, or settlement agreements imposing any obligations or liabilities on the Company arising out of or pursuant to any Environmental, Health and Safety Law.

(f) Seller has provided to Purchaser complete copies of all material environmental site assessments, audits, inspections, surveys or similar reports or results of investigation relating to the Leased Real Property or to the Company’s compliance with Environmental, Health and Safety Laws that are in the possession, custody or control of the Company.

5.23. Material Contracts. Schedule 5.23(a) sets forth a list of all Material Contracts. Except as set forth on Schedule 5.23(b): (a) each Material Contract is a valid and binding obligation of the Company , enforceable against the Company in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar Laws affecting creditors’ rights generally and by general principles of equity), and (b) neither the Company nor, to the Knowledge of Seller, any other party to any Material Contract is in breach or default under any Material Contract in any material respect, and the Company has performed in all material respects each and all of its obligations required to be performed to date, and no event has occurred that with the lapse of time or the giving of notice or both would constitute such a breach or default by the Company, or, to the Knowledge of Seller, any other party to any Material Contract. None of Seller or any of its Affiliates (including the Company) has received written or, to the Knowledge of Seller, other notice from any counterparty to a Material Contract of any desire or attempt to renegotiate the material terms of, including any material amounts paid by or payable to the Company under, any Material Contract (other than, for the avoidance of doubt, the renewal of any Material Contract in the Ordinary Course of Business on its current terms in all material respects at the expiration thereof).

5.24. Transactions With Affiliates. Except as set forth on Schedule 5.24, neither the Company nor any of its officers, managers or directors, is party to any transaction or Contract with Seller, any of its Affiliates (other than the Company) or any officer, director or holder of Equity Securities of the foregoing, except for (a) payment of compensation for employment or reimbursement of expenses to employees consistent with past practice, (b) participation in the Benefit Plans by employees, (c) “at will” employment agreements, and (d) the provision of services by Seller and its Affiliates (other than the Company) to the Company that will continue to be provided for a period of time under the Transition Services Agreement.

5.25. Major Customers and Suppliers. Schedule 5.25 contains a complete and correct list of (a) the 10 largest customers of the Company as a whole (based on volume in dollars of sales for calendar year 2014), together with the volume in dollars of sales made to such customers for such periods, and (b) the 10 largest suppliers to the Company as a whole (based on volume in dollars of purchases for calendar year 2014), together with the volume in dollars of purchases made from such suppliers for such periods. As of the date hereof, the Company has not received written or, to the Knowledge of the Seller, other notice from any such customer or supplier stating that such customer or supplier intends to cease purchasing from, or selling to, the Company or materially alter the amount of such purchases or sales.

5.26. Absence of Changes. Except as otherwise contemplated by this Agreement or set forth on Schedule 5.26, since the date of the Most Recent Balance Sheet, the Company has conducted its businesses and operations only in the Ordinary Course of Business, there has not been a Material Adverse Effect and the Company has not taken any of the following actions:

(a) transference, issuance, sale, pledge, encumbrance or grant of any Equity Securities;

(b) any recapitalization, reclassification, stock split or like change in the capitalization of the Company;

(c) declaration or payment of any dividends or distributions in respect of the Equity Securities of the Company (other than dividends payable prior to the Closing in cash);

(d) amendment of the Organizational Documents of the Company;

(e) (i) grant of any material increase in the compensation of any officer, director or manager of the Company or make any general uniform increase in the compensation of employees of the Company outside the Ordinary Course of Business, except as required by any contract or agreement existing on the date hereof, (ii) grant of any bonus to any employee, director, manager or consultant of the Company, except as required by any contract or agreement (including any Benefit Plan) existing on the date hereof, or (iii) entrance into any retention, deferred compensation, bonus or other incentive compensation, profit sharing, stock option, stock appreciation right, restricted stock, stock equivalent, stock purchase, pension, retirement, medical, hospitalization, life or other insurance or other employee benefit plan for the benefit of the officers, directors, managers and/or employees of the Company;

(f) subject any of the properties or assets (whether tangible or intangible) of the Company to any Lien other than Permitted Liens;

(g) acquisition of any properties or assets or sale, assignment, transference, conveyance, lease or other disposition of any of the properties or assets of the Company except (i) in the Ordinary Course of Business or (ii) transactions less than or equal to $250,000 for any individual transaction or $500,000 for all transactions in the aggregate;

(h) acquisition, including by merger or consolidation with, or purchase of the assets or Equity Securities of, or by any other manner, of any business or any corporation, partnership, association or other business organization or division thereof;

(i) entrance into any commitment for capital expenditures of the Company in excess of $200,000 for any individual commitment and $500,000 for all commitments in the aggregate;

(j) entrance into any contract or commitment which materially restricts the ability of the Company to compete with, or conduct, any business or line of business in any geographic area;

(k) settlement of any Proceeding for an amount in excess of $100,000;

(l) (i) adoption or change (or filing of any request to adopt or change) any material Tax accounting methods, policies, practices or procedures, (ii) making, changing or rescinding any material Tax election or (iii) settlement or compromise of any material Tax Liability or filing of any amended Tax Return that is material in nature;

(m) failure to maintain net working capital in the Ordinary Course of Business, including any change or modification in any material respect of existing credit and collection policies, procedures or other practices of the Company with respect to extensions of credit, prepayments, collections, accounts receivable or accounts payable; or

(n) agree or commit to do any of the foregoing.

5.27. Certain Business Practices. None of the Company, any of its directors, officers, employees or agents or any other Person acting on behalf of the Company has (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) taken any action (i) in furtherance of an offer, provision, payment, or promise to pay anything of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity, agency or instrumentality, or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure a business advantage; or (ii) that would otherwise violate any applicable anti-corruption, anti-money laundering, anti-terrorism and economic sanction and anti-boycott or similar Laws, including any provision of the U.S. Foreign Corrupt Practices Act of 1977 and the rules and regulations thereunder; (d) made or accepted any bribe, kickback or unlawful rebate, payoff, influence payment, or other similar payment; or (e) given or agreed to give, directly or indirectly, any gift or similar benefit to any governmental employee.

5.28. Performance Bonds. Schedule 5.28 sets forth all deposits, bonds, collateral accounts, letters of credit, or pledges to secure performance, bids, tenders, services, contractual Liabilities, statutory obligations or other Liabilities of like nature of the Company.

5.29. Opinion of Financial Advisor. The board of directors of Willbros has received the opinion of Houlihan Lokey Capital, Inc. to the effect that, based upon and subject to the assumptions, qualifications and limitations set forth therein, as of the date thereof, the Enterprise Value, net of the implied value of the absence of rental payments under the Hauppauge Sublease, to be received by Willbros for the Units pursuant to this Agreement is fair to Willbros from a financial point of view.

5.30. Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, Willbros, Seller and their respective Affiliates will be Solvent.

5.31. Stray Voltage Contribution. Prior to the date hereof, Seller has provided Purchaser with true, correct and complete copies of all contracts and other documents to be entered into by Seller, Willbros, the Company, EFS or any of their respective Affiliates in connection with the Stray Voltage Contribution.

ARTICLE VI.

[RESERVED]

ARTICLE VII.

[RESERVED]

ARTICLE VIII.

ADDITIONAL AGREEMENTS

8.1. Further Assurances. The parties hereto shall take such actions and deliver any and all other instruments or documents required to be delivered pursuant to, or reasonably necessary or proper in order to give effect to, all of the terms and provisions of this Agreement.

8.2. Publicity. Except as set forth below in this Section 8.2, no public release or announcement concerning this Agreement or the transactions contemplated hereby shall be made without advance written approval thereof from Purchaser and Seller (which, after the Closing, shall not be unreasonably withheld or delayed). Purchaser and Seller agree to cooperate in issuing any press release or other public announcement concerning this Agreement or the transactions contemplated hereby. Purchaser and Seller shall each furnish to the other drafts of all such press releases or announcements prior to their release. Nothing contained in this Section 8.2 shall prevent (a) either party from at any time furnishing any information to any Authority or from making any disclosures required under applicable Law, including the Securities Exchange Act, or under the rules and regulations of any national securities exchange on which such party’s shares of capital stock, or the shares of capital stock of such party’s ultimate parent corporation, are listed, (b) subject to Section 8.13, either party from furnishing any information concerning the transactions contemplated hereby to such party’s stockholders, Affiliates or other Representatives who have a need to know such information, or (c) Seller from communicating with other potential acquirers of the Company that a definitive agreement has been entered into so long as the identity of Purchaser and specific terms of this Agreement are not disclosed.

8.3. Business Records. Purchaser acknowledges that the business records of the Company relating to its operations prior to Closing will be acquired by Purchaser in connection with the consummation of the transactions contemplated hereby, and that Seller may from time to time require access to or copies of such records. Purchaser agrees that, upon reasonable prior notice from Seller, it shall, during normal business hours, provide or cause to be provided to Seller reasonable access to or copies of such records. Purchaser agrees that it shall not (and shall cause each of its Affiliates, including the Company, not to), within six years after the date hereof, destroy any material business records of the Company prepared prior to the Closing and, in any event, shall not destroy any material business records without first notifying Seller and affording Seller at least 90 days to remove or copy such records.

8.4. Investigation; No Reliance by Purchaser. Without limiting any of Seller’s or Willbros’ representations and warranties in this Agreement or any other Transaction Document:

(a) Purchaser acknowledges (i) that it and its Representatives have undertaken an independent investigation, examination, analysis and verification of the Company and the business, assets, operations, financial condition and prospects of the Company, including Purchaser’s own estimate of the value of the business of the Company, (ii) that it has had the opportunity to visit with the Company, Seller and Willbros and meet with their respective Representatives to discuss the business and the assets, liabilities, financial condition, cash flow and operations of the Company, (iii) that all materials and information requested by Purchaser have been provided to Purchaser to Purchaser’s reasonable satisfaction, and (iv) that it has undertaken such due diligence (including a review of the assets, liabilities, books, records and contracts of the Company) as Purchaser deems adequate, including that described above. In connection with such investigation, Purchaser and its Representatives have received from or on behalf of Seller, Willbros and/or the Company certain estimates, budgets, forecasts, plans and financial projections (collectively, “Forward-Looking Statements”). Purchaser acknowledges that (x) there are uncertainties inherent in making Forward-Looking

Statements and (y) it is familiar with such uncertainties and it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Forward-Looking Statements so furnished to it and its Representatives (including the reasonableness of the assumptions underlying Forward-Looking Statements where such assumptions are explicitly disclosed). Neither Seller, Willbros, the Company, nor any other Person is making any representation or warranty with respect to, or will have or be subject to any Liability to Purchaser, or any other Person resulting from, the distribution to Purchaser, or its use of, Forward-Looking Statements.

(b) In connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, Purchaser has not relied upon, and Purchaser expressly waives and releases Seller and Willbros from any Liability for any claims (including claims based upon fraudulent inducement) relating to or arising from, any representation, warranty, statement, advice, document, projection or other information of any type provided by Seller, Willbros the Company or their Affiliates or any of their Representatives, except for those representations and warranties of Seller and Willbros expressly set forth in this Agreement or any other Transaction Document.

8.5. Exculpation and Indemnification of Directors and Officers. For a period of six years after the date hereof, Purchaser shall not permit the Company to amend, repeal or modify any provision in its Organizational Documents relating to exculpation or indemnification of former officers and directors or managers, as applicable, holding office prior to the date hereof (unless required by Law), it being the intent of the parties that the officers and directors or managers of the Company prior to the Closing shall continue to be entitled to such exculpation and indemnification to the greatest extent permitted under the Laws of the jurisdictions of incorporation or organization of the Company.

8.6. Limitation of Representations and Warranties. Except for the representations and warranties expressly set forth in this Agreement and the other Transaction Documents, Seller is not making and shall not be deemed to have made any other representations or warranties, written or oral, statutory, express or implied, concerning the Units, the Company or the business, assets or liabilities of the Company. PURCHASER ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLER HAS NOT MADE, AND SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES, AND PURCHASER HEREBY EXPRESSLY WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO, AND PURCHASER HEREBY EXPRESSLY WAIVES AND RELINQUISHES ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION AGAINST, THE COMPANY, SELLER AND THEIR REPRESENTATIVES IN CONNECTION WITH, THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) OR DOCUMENTS HERETOFORE FURNISHED OR MADE AVAILABLE TO PURCHASER AND ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY OR SELLER. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NEITHER THE COMPANY NOR SELLER IS MAKING ANY REPRESENTATION OR WARRANTY TO PURCHASER WITH RESPECT TO ANY FORWARD-LOOKING STATEMENTS OR THE INFORMATION SET FORTH IN ANY SUMMARY, TEASER, CONFIDENTIAL INFORMATION MEMORANDUM OR MANAGEMENT PRESENTATION DELIVERED TO PURCHASER OR ITS REPRESENTATIVES.

8.7. Plant Closings and Mass Layoffs. Purchaser shall not, and shall cause the Company not to, take any action following the Closing that could result in liability under the Worker Adjustment and Retraining Notification Act, as amended, without complying with such Act.

8.8. Seller Intellectual Property. Following the Closing, Purchaser shall take all actions necessary to ensure that neither Purchaser, the Company nor any of their respective Affiliates or Representatives use the Seller Marks at any time for any reason. All links between any domain name included within the assets of the Company and any domain names of Seller or any of its Affiliates shall be removed promptly after the Closing. After the Closing, Purchaser shall cooperate with Seller in taking all actions necessary to complete these actions.

8.9. Company Intellectual Property. Following the Closing, Seller and Willbros shall take all actions necessary to ensure that neither Seller, Willbros nor any of their respective Affiliates or Representatives use the Company Marks at any time for any reason. All links between any domain names of Seller, Willbros or any of their respective Affiliates and any domain names of the Company shall be removed promptly after the Closing. After the Closing, Seller and Willbros shall cooperate with Purchaser in taking all actions necessary to complete these actions. To the extent that Seller, Willbros or any of their respective Affiliates controls or possesses any websites or other property of the Company, Seller and Willbros shall, promptly after Closing, cause the control or possession of such websites or other property to be provided to Purchaser.

8.10. Employees; Benefit Plans.

(a) During the period commencing at the Closing and ending on the date which is 12 months from the Closing (or, if earlier, the date of the employee’s termination of employment with the Company), Purchaser shall provide (or shall cause the Company or their Affiliate to provide, as applicable), each employee who is employed by the Company immediately prior to the Closing who remains employed immediately after the Closing (“Company Continuing Employee”) with compensation and benefits (including base salary or hourly wages, target bonus opportunities (excluding equity-based compensation), retirement and welfare benefits, and severance benefits) that are substantially comparable in the aggregate to the compensation and benefits provided by Purchaser to its similarly-situated employees; provided that, notwithstanding the foregoing, Purchaser shall not materially change the aggregate compensation and benefits of any such Company Continuing Employee during the 90-day period immediately following Closing. Each Company Continuing Employee shall receive credit for vacation accrued prior to the Closing.

(b) In addition to the compensation and benefits provided pursuant to Section 8.10(a), Purchaser shall offer to enter into an agreement with each Company Continuing Employee who is a Key Employee which shall provide such Key Employee with severance benefits equal to such Key Employee’s annual base salary upon a termination of employment by Purchaser without cause.

(c) With respect to any employee benefit plan maintained by Purchaser or its Subsidiaries (collectively, “Purchaser Benefit Plans”) in which any Company Continuing Employees will participate effective as of or after the Closing, Purchaser shall use its reasonable best efforts to, or to cause the Company to, recognize all service of the Company Continuing Employees with the Company as if such service were with Purchaser, for vesting and eligibility purposes in any Purchaser Benefit Plan (but not for benefit accrual purposes under any defined benefit plan) in which such Company Continuing Employees may be eligible to participate after the date hereof, to the extent permitted by the terms of the applicable Purchaser Benefit Plan and applicable Law; provided, however, such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Benefit Plan. To the extent that a Company Continuing Employee participating in the defined contribution 401(k) Plan prior to the Closing elects a direct transfer or rollover of assets, including an outstanding loan of such Company Continuing Employee under such defined contribution 401(k) Plan, Purchaser agrees to use its reasonable best efforts to cause the applicable Purchaser Benefit Plan to accept a direct transfer or rollover of assets from the defined contribution 401(k) Plan in which the Company Continuing Employees participated prior to the Closing, including, but not limited to, outstanding loans under such defined contribution 401(k) Plan.

(d) Purchaser shall assume responsibility for providing COBRA notice and coverage to any M&A qualified beneficiaries (within the meaning of Treas. Reg. Section 54.4980B-9, Q/A-4) who experience a qualifying event after the Closing. Purchaser shall assume responsibility for providing any remaining period of COBRA coverage for any qualified beneficiaries who experience a qualifying event prior as of or to the Closing and who were formerly employed by the Company.

(e) This Section 8.10 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 8.10, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 8.10. Nothing contained herein, express or implied, shall be construed (x) to establish, amend or modify any benefit plan, program, agreement or arrangement or (y) to limit the right of Purchaser, the Company, or any of their respective Affiliates to amend, terminate or otherwise modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that (i) the terms set forth in this Section 8.10 shall not create any third-party beneficiary or other right in any employee or any other Person to any continued employment for any period of time following the Closing with the Company, Purchaser or any of their respective Affiliates or to compensation or benefits of any nature or kind whatsoever, and (ii) nothing in this Section 8.10 shall prohibit Purchaser, the Company or any of their respective Affiliates from terminating the employment of any employee at any time following the Closing, subject to any obligations of Purchaser to provide severance benefits pursuant to this Section 8.10.

8.11. Power Survey Proceeding.

(a) In connection with the Stray Voltage Contribution, as promptly as practicable following the Closing, Seller shall use its reasonable best efforts to replace, substitute or otherwise remove the Company and any of its Affiliates (including Purchaser and any of its Affiliates) as a party in interest to the Power Survey Proceeding. For the avoidance of doubt, such replacement, substitution or removal shall not affect any of the rights or obligations of the respective parties set forth in this Section 8.11.

(b) The parties hereto agree that Seller shall have the right to, at the sole cost and expense of Seller, determine and control all aspects of the Power Survey Proceeding and the Power Survey Patent Challenge, including the assertion or defense of any claims related thereto or the negotiation, resolution or settlement thereof; provided, however, that, notwithstanding the foregoing, Seller and Willbros shall not, and shall cause each of their respective Affiliates and Representatives not to, make any material pleading, filing or motion or take any other material action with respect to the Power Survey Proceeding or the Power Survey Patent Challenge without the prior input and consent of Purchaser. Without limiting Section 9.2(a)(iv), Seller and Willbros shall be responsible for, and indemnify and hold the Purchaser Indemnified Parties harmless from, any fees or expenses of one national law firm (which may include Latham & Watkins LLP), and an additional local law firm in any jurisdiction of any Authority adjudicating the Power Survey Proceeding representing the Company in connection with the Power Survey Proceeding, and such fees and expenses shall, for the avoidance of doubt, be included as Damages indemnifiable pursuant to Section 9.2(a)(iv); provided that, without limiting any other Damages for which Seller and Willbros are responsible hereunder with respect to the Power Survey Patent Challenge, any fees or expenses of counsel hired by by any Purchaser Indemnified Parties solely with respect to such Purchaser Indemnified Party’s voluntary participation in the Power Survey Patent Challenge pursuant to this Section 8.11(b) shall be borne by Purchaser, and notwithstanding anything herein to the contrary (including Section 9.2(a)(iv)), Seller and Willbros shall have no obligation to indemnify or otherwise reimburse any Purchaser Indemnified Party for any such legal fees or expenses.

(c) From and after the Closing, upon the reasonable request and at the sole cost and expense of Seller, Purchaser shall, and shall cause the Company to, use its or their commercially reasonable efforts to provide all cooperation reasonably requested by Seller in connection with the Power Survey Proceeding assumed by Seller, including: (i) taking all action reasonably requested by Seller relating to the assertion, defense, negotiation, resolution or settlement of any claims or causes of action related to the Power Survey Proceeding, including making, executing and delivering all such agreements (including any engagement letters for dispute accountants and other experts or arbiters of fact), consents, instruments or other documents as Seller may reasonably request, (ii) providing any books, records, work papers, memoranda or other documents or information of the Company and its Representatives, in each case, related to the Power Survey Proceeding that may be reasonably requested by Seller, (iii) providing Seller with reasonable access (at reasonable times and upon reasonable notice) to senior management of the Company as may be reasonably requested by Seller in connection with Seller’s assertion, defense, negotiation, resolution or settlement of any claims or causes of action related to the Power Survey Proceeding, including making such members of senior management reasonably available to serve as a witness or otherwise participating in any meeting, discussion or proceeding related to the Power Survey Proceeding, (iv) promptly forwarding all written correspondence and keeping Seller reasonably apprised of any oral correspondence it may receive relating to the Power Survey Proceeding, (v) taking, or causing to be taken, all such further actions as may be reasonably requested by Seller and necessary to carry out the intent and accomplish the purposes of this Section 8.11.

(d) Notwithstanding anything else to the contrary contained in this Agreement, nothing in this Section 8.11 shall require any cooperation by Purchaser, the Company or their respective Representatives to the extent that it would unreasonably interfere with the ongoing business or operations of Purchaser or the Company.

(e) Notwithstanding anything to the contrary, in no event shall Seller consent to the entry of any judgment or enter into any settlement with respect to the Power Survey Proceeding or Power Survey Patent Challenge binding upon or otherwise relating to the Company and any of its Affiliates without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed); provided, that, without limitation, it shall not be unreasonable for Purchaser to withhold its consent with respect to any such judgment or settlement that (i) does not contemplate the entry of a final, non-appealable order by a court of competent jurisdiction, or the binding and due execution and delivery of a settlement agreement, in each case in full satisfaction and resolution of the Power Survey Proceeding or Power Survey Patent Challenge, as applicable, without any Liability (absolute, contingent or otherwise) or obligation of Purchaser, the Company and their respective Affiliates and Representatives with respect to the Power Survey Proceeding, other than any obligation only to pay a fixed amount of cash in an amount that is less than the amount remaining in the Escrow Account as of the date of such judgment or settlement, (ii) does not include an express, unconditional release of the Company and its Affiliates and Representatives from any and all liabilities or obligations with respect to the Power Survey Proceeding or Power Survey Patent Challenge, as applicable or (iii) provides for injunctive or other non-monetary relief or is conditioned upon, coupled with or otherwise related to or otherwise results in (or could reasonably be expected to result in) the waiver, termination, relinquishment, interpretation or amendment of any actual or asserted rights of Purchaser, the Company or any of their respective Affiliates or Representatives.

(f) Except as expressly otherwise provided in Section 8.11(b), Seller shall, promptly upon request by Purchaser, reimburse Purchaser or the Company for all out-of-pocket fees, costs and expenses incurred in connection with the matters contemplated by this Section 8.11.

(g) Seller and Willbros hereby release Purchaser, the Company and their respective Representatives and Affiliates from any and all Damages arising out of, resulting from, or in connection with, the matters contemplated by this Section 8.11 (other than any Damages to the extent arising out of, resulting from, or in connection with Purchaser’s failure to perform its obligations pursuant to Section 8.11(c)).

8.12. Insurance Claims. Neither Seller nor Willbros shall, and shall cause their respective Affiliates not to, take any action after the Closing to impede or impair the rights of the Company to make a claim under any of the Insurance Policies to the extent such claim relates to losses of the Company that arise out of any act, omission, occurrence, fact or circumstance existing on or prior to the Closing. Without limiting the rights of Purchaser or the Company elsewhere in this Agreement, if (a) any claims under the Insurance Policies are made prior to the date hereof or (b) any losses occur prior to the date hereof in respect of which claims may be made against the Insurance Policies or any other insurance policies retained by Seller, then Seller shall use commercially reasonable efforts to ensure that Purchaser or the Company, as applicable, can file notice and otherwise continue to pursue such claims and recover proceeds under the terms of such policies, and Seller and Willbros each agree to otherwise cooperate with Purchaser, the Company and/or their respective Affiliates to make the benefits of any such insurance policies available to the Company; provided, that (i) such claims will be subject to (and recovery thereon will be reduced by the amount of) any applicable deductibles, retentions, self-insurance provisions or any payment or reimbursement obligations of Seller, Willbros or any of their respective Affiliates in respect thereof and (ii) such claims shall be subject to all of the terms and conditions of such insurance policies.

8.13. Confidentiality.

(a) From and after the Closing, Seller, Willbros and their respective Affiliates shall, and shall cause each of their respective Representatives to, treat as confidential any information relating to or obtained from Purchaser or its Affiliates (including the Company) that Seller, Willbros or their respective Affiliates would not have obtained or had access to but for Seller’s (and its Affiliates’) acquisition and ownership of the Company prior to the Closing, or which is confidential or proprietary and/or trade secrets disclosed by Purchaser or such Affiliates (including the Company) or that, by virtue of the nature of the information or the circumstances surrounding disclosure, a reasonable party would understand to be confidential and/or proprietary and/or trade secrets, regardless of the form in which such information is communicated or maintained, and all notes, reports, analyses, compilations, studies, files or other documents or material, whether prepared by Purchaser, its Affiliates (including the Company) or their respective Representatives, which are based on, contain or otherwise reflect such information, except that the foregoing requirements of this Section 8.13(a) shall not apply to the extent that (A) any such information becomes available to the public other than as a result of disclosure by Seller, Willbros, any of their respective Affiliates or any of their respective Representatives in breach of this Section 8.13 or (B) any such information was or becomes available to Seller or Willbros on a non-confidential basis, directly or indirectly, from a source (other than a party to this Agreement or any Affiliate or Representative of such party) that is not known by Seller, Willbros, their respective Affiliates or any of their respective Representatives to be bound by any confidentiality obligation to Purchaser, its Affiliates (including the Company) or any of their respective Representatives with respect to such information, or otherwise known by Seller, Willbros, their respective Affiliates or any of their respective Representatives to be prohibited from transmitting the information to Seller, Willbros, their respective Affiliates or any of their respective Representatives by a contractual, legal or fiduciary obligation. Seller and Willbros shall instruct their respective Affiliates and their respective Representatives having access to such information of such obligation of confidentiality and agree that they are responsible for any action or failure to act that would constitute a breach or violation of this Section 8.13 by such Affiliates or Representatives.

(b) Notwithstanding anything in Section 8.13(a) to the contrary, in the event that any of Seller, Willbros or their respective Affiliates or Representatives is requested or required under applicable Law or the applicable rules or regulations of any securities exchange or similar self-regulatory organization having jurisdiction over such party, its Affiliates or its Representatives, as applicable (including by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process), to disclose any information required to be treated as confidential pursuant to Section 8.13(a), it is agreed that Seller or Willbros, as applicable, shall, as promptly as reasonably practicable (i) inform Purchaser of the terms of any such request or requirement to the extent permitted by applicable Law, (ii) consult with Purchaser on the advisability of taking legally available measures to resist or narrow any such request or requirement, and (iii) cooperate with Purchaser, at Purchaser’s expense, in pursuing any such reasonable measures that Purchaser determines to pursue to resist or narrow any such request or requirement. In the event that disclosure of such information is ultimately required, the disclosing party shall, to the extent permitted by applicable Law, give Purchaser written notice of the information to be disclosed as far in advance of its disclosure as is practicable and then may furnish that portion (and only that portion) of such information which it is required to disclose under such applicable Laws or rules or regulations, and Seller, Willbros, their respective Affiliates and their respective Representatives shall cooperate with Purchaser, at the expense of Purchaser, in its reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded any information so furnished.

(c) Each of the parties hereto agrees that this Agreement and the other Transaction Documents and the terms and conditions set forth herein and therein shall be kept strictly confidential and shall not be disclosed or otherwise made available to any other Person and that copies of this Agreement and the other Transaction Documents shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law or under the rules of any securities exchange on which Seller or Purchaser or any of their respective Affiliates are listed, and then only to the extent required by such Law or rules, as applicable. Notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, in no event shall either this Section 8.13 or any provision of the Confidentiality Agreement limit disclosure by Purchaser or any of its Affiliates to any direct or indirect investors in any such Person, as applicable, or in connection with normal fund raising and related marketing or informational or reporting activities of Purchaser or any such Affiliate. The foregoing shall not prevent any of the parties hereto, Purchaser’s equity owners and their respective Affiliates from disclosing such information to their respective employees, equity owners, partners, prospective partners, investors, prospective investors, professional advisors, lenders and prospective lenders, in each case, who agree in writing to keep such information confidential or are otherwise bound to confidentiality obligations with respect to such information.

8.14. Non-Solicitation; Non-Competition.

(a) From the Closing until the fifth anniversary of the date hereof, Seller and Willbros shall not, and shall cause their respective Affiliates not to, directly or indirectly, on behalf of itself or any other Person solicit, bid for, entice, induce, cause or encourage, directly or indirectly, any Person who is a customer or supplier of the Company to reduce or end their business with the Company; provided, however, that soliciting, bidding for, enticing, inducing, causing and encouraging any Person to hire or otherwise use Seller, Willbros or any of their respective Affiliates for services that are not Covered Services shall not, in and of itself, constitute a violation of this Section 8.14(a).

(b) From the Closing until the fifth anniversary of the date hereof, Seller and Willbros shall not, and shall cause their respective Affiliates not to, directly or indirectly, on behalf of itself or any other Person, solicit the employment of, enter into a Contract with or otherwise solicit, entice, induce, cause or encourage, directly or indirectly, any employee, consultant, independent contractor, sales or other representative of the Company to leave the employ or service of the Company, provided, however, that from and after the second anniversary of the date hereof, none of Seller, Willbros, and their respective Affiliates shall be prohibited from employing any employee, consultant, independent contractor, sales or other representative of the Company who contacts Seller, Willbros, or their respective Affiliates in response to a general solicitation not targeted at employees or former employees of the Company or who contacts Seller, Willbros, or their respective Affiliates on his or her own initiative and without any direct or indirect solicitation or other violation of this Section 8.14(b) by Seller, Willbros, or their respective Affiliates.

(c) From the Closing until the fifth anniversary of the date hereof, Seller and Willbros shall not, and shall cause their respective Affiliates not to, whether directly or indirectly, on their behalf or on behalf of any other Person, engage in Covered Services anywhere in North America (including its associated islands, coastal waters, territories and regions, collectively, the “Territory”), including by (i) establishing a Person which engages in Covered Services anywhere in the Territory (a “Competing Entity”), (ii) making any investment in or acquiring any equity interest or other interest (as owner, lender, principal, member, general or limited partner, stockholder, or otherwise) in, a Competing Entity, or (iii) participating in the management (as an officer, director, manager, independent contractor, employee, or otherwise) of a Competing Entity. Seller, Willbros and Purchaser acknowledge that the covenants contained in this Section 8.14(c) are a material inducement to the willingness of Purchaser to enter into this Agreement without which Purchaser would not have consummated the transactions contemplated hereby and are being granted to maintain or preserve the goodwill value of the Company and fair market value of the Units. Notwithstanding the foregoing, neither the provision of Permitted Bundled Services nor the ownership by Seller or Willbros, directly or indirectly, of not more than three percent of the issued and outstanding stock of a company the shares of which are regularly traded on a national securities exchange or over-the-counter market shall be a violation of this Section 8.14(c).

(d) For a period of two years following the date hereof, upon an officer-level manager of Seller or Willbros becoming aware of any opportunity for the Company to provide any Covered Services (other than any Permitted Bundled Services provided directly (without subcontracting) by Seller, Willbros or their respective Affiliates), Seller and Willbros shall, and shall cause their respective Affiliates to, notify Purchaser of such event (and provide reasonable known details thereof) and, to the extent that Seller, Willbros or any of their respective Affiliates has the ability and authority to choose and engage a subcontractor or other third party to perform such Covered Services, Seller and Willbros shall, and shall cause their respective Affiliates to, offer and (subject to the following provisos) engage Purchaser or its Affiliates (including the Company) to perform such Covered Services; provided, that (x) Seller, Willbros and their respective Affiliates shall not be obligated to engage Purchaser or its Affiliates to the extent that Purchaser or its Affiliates are unavailable (after being given a reasonable opportunity) or unwilling to perform such Covered Services at rates, terms and conditions, and subject to quality and safety standards, that are generally in line with the prevailing market rates, terms and conditions and quality and safety standards for such Covered Services, and (y) to the extent that Seller, Willbros or their respective Affiliates do not have the ability and authority to choose and engage a subcontractor or other third party to perform such Covered Services, Seller and Willbros shall, and shall cause their respective Affiliates to, recommend Purchaser and its Affiliates (including the Company) to such customer for the provision of such Covered Services.

(e) Without limiting Section 12.6, if at any time a court or arbitrator’s award holds that the restrictions in this Section 8.14 are unreasonable under circumstances then existing, Seller, Willbros and Purchaser agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area. Seller, Willbros and Purchaser acknowledge and agree that any breach of the provisions contained in this Section 8.14 will result in serious and irreparable injury and therefore money damages would not be an adequate remedy for any such breach; and therefore, in the event of a breach or threatened breach of any provisions of this Section 8.14 that is continuing, Purchaser, the Company and their respective successors and permitted assigns, in addition to other rights and remedies existing in their favor, shall be entitled to specific performance or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security). In addition, in the event of a breach of this Section 8.14, the period of non-competition or non-solicitation, as applicable, shall be tolled until such breach has been duly cured.

8.15. Notification of Customers. At Purchaser’s request, Seller and Willbros shall, and shall cause their respective Affiliates and each of their respective Representatives to, reasonably cooperate with Purchaser in Purchaser’s efforts to notify all of the customers and vendors and other commercial counterparties of the Company that ownership of the Company has been transferred to Purchaser and facilitating the transition of such customers, vendors and other commercial counterparties to Purchaser; provided, that Purchaser shall, upon request by Seller, reimburse Seller for all documented and reasonable out-of-pocket costs and expenses incurred by Seller, Willbros or their respective Affiliates in connection with any such cooperation. If the economic benefits of any services performed by the Company (whether before or after Closing), or any other payments or other funds due to the Company, are received by Seller, Willbros or any of their respective Affiliates from and after the Closing, Seller or Willbros, as applicable, shall take such reasonable actions as are necessary to ensure that Purchaser receives such economic benefits or other payments or funds.

8.16. Notices to Escrow Agent. Purchaser, Seller and Willbros shall provide the Escrow Agent with such notices, directions and instructions as are necessary for the Escrow Agent to fulfill its obligations set forth in the Escrow Agreement, in accordance with the provisions of this Agreement. Without limiting the foregoing, the Parties shall provide joint written instructions to the Escrow Agent in order to satisfy any indemnification for Damages owed to any Purchaser Indemnitee pursuant to Article IX.

8.17. Replacement of Surety Bonds. Within 30 days after the date hereof, Purchaser shall use commercially reasonable efforts to obtain replacement surety bonds for each of the existing surety bonds listed on Schedule 5.28. Seller will cooperate with Purchaser’s efforts to obtain such replacement bonds. After such 30-day period, Seller shall cancel any of such surety bonds that remain outstanding.

8.18. NYSIF Matter. At no time following the date hereof shall Purchaser, the Company or any other Affiliate of Purchaser pay any portion of a demand for payment of an amount alleged to be owed by the Company predating the Acquisition Date to New York State Insurance Fund (“NYSIF”) without first tendering such demand to Seller or Willbros.

8.19. Certain Post-Closing Events.

(a) In the event that Seller is unable to effectively assign any Contract to Seller or one of its Affiliates in connection with the Stray Voltage Contribution prior to the Closing because of the inability to obtain any consent of a third party to such Contract, the parties hereto agree to, at the sole cost and expense of Seller and Willbros, (i) use their commercially reasonable efforts to obtain such third party consent as soon as practicable, and (ii) promptly after receipt of such third-party consent, cooperate in the post-Closing assignment of such Contract to Seller or one of its Affiliates; provided that the parties hereto acknowledge and agree that, as an alternative to assignment, any such customer Contract may alternatively be terminated and a new Contract entered into between such customer and an Affiliate of Seller. It is expressly understood and agreed that in no event shall Purchaser or any of its Affiliates (including the Company) have any obligation or other Liability to perform any services, or satisfy any other obligations, under any such Contract, and Seller and Willbros shall indemnify and hold harmless any Purchaser Indemnified Party from and against any and all Damages which any such Purchaser Indemnified Party may suffer, sustain or become subject to arising out of or in connection with any such Contract, including for any failure to perform any obligations or satisfy any other Liabilities under any such Contract, or for any of the matters contemplated by this Section 8.19.

(b) In the event that Seller is unable to effectively transfer the employment of any Mobile Contact/Stray Voltage Employee to Seller or one of its Affiliates in connection with the Stray Voltage Contribution prior to the Closing, the parties hereto agree that notwithstanding anything in this Agreement to the contrary (including Section 8.10) all compensation, benefits, severance or other amounts owing or payable (including any related Taxes) in connection with such Mobile Contact/Stray Voltage Employee shall be at the sole cost and expense of Seller and Willbros, and Seller and Willbros shall indemnify and hold harmless any Purchaser Indemnified Party from and against any and all Damages which any such Purchaser Indemnified Party may suffer, sustain or become subject to arising out of or in connection with any failure to transfer of such employment prior to Closing, including any such compensation, benefits, severance or other amounts.

ARTICLE IX.

REMEDIES FOR BREACH OF THIS AGREEMENT

9.1. Survival. The representations, warranties, covenants and agreements contained in this Agreement shall be deemed and construed to be continuing representations, warranties, covenants and agreements and shall survive the Closing; provided, however, that the representations and warranties of all parties to this Agreement shall, except as set forth in the remainder of this Section 9.1, expire and be of no further force or effect on the date which is 18 months after the date hereof; provided further, that (a) the representations and warranties of (i) Purchaser set forth in Sections 4.1 (Organization and Standing), 4.2 (Authority; Authorization; Enforceability) and 4.5 (Brokers), and (ii) Seller set forth in Sections 5.1 (Incorporation, Organization and Standing), 5.4 (Authority; Authorization; Enforceability), 5.7 (Brokers), 5.8 (Capitalization of the Company) and 5.31 (Stray Voltage Contribution) shall survive indefinitely (the representations and warranties set forth in clauses (i) and (ii), collectively, the “Fundamental Representations”); (b) the representations and warranties of Seller set forth in Section 5.21 (Tax Matters) shall survive for the applicable statutory limitations period and (c) the representations and warranties of Seller set forth in Sections 5.11(b) (Undisclosed Liabilities) and 5.22 (Environmental, Health and Safety Matters) shall survive for three years after the date hereof; (d) the other provisions of this Agreement in which a time period is specified shall survive for the period specified therein; and (e) unless otherwise indicated, the covenants and agreements set forth in this Agreement shall survive the Closing until they have been fully performed or satisfied.

9.2. Indemnification.

(a) By Seller. Subject to the terms and conditions set forth herein, from and after the Closing, Seller and Willbros shall jointly and severally indemnify and hold harmless the Purchaser Indemnitees from and against any Damages which any such Purchaser Indemnitee shall suffer, sustain or become subject to as a result of (i) the breach by Seller or Willbros of any of the representations and warranties made by Seller or Willbros in ARTICLE V, (ii) the breach by Seller or Willbros of any of its covenants or agreements contained in this Agreement, (iii) the matters set forth on Schedule 9.2(a)(iii) or (iv) the Stray Voltage Contribution (including any Taxes arising therefrom) or any Mobile Contact/Stray Voltage Assets And Liabilities.

(b) By Purchaser. Subject to the terms and conditions set forth herein, from and after the Closing, Purchaser shall indemnify and hold harmless the Seller Indemnitees from and against any Damages which any such Seller Indemnitee shall suffer, sustain or become subject to, as a result of (i) the breach by Purchaser of any of the representations and warranties made by Purchaser in ARTICLE IV, or (ii) the breach by Purchaser of any of its covenants or agreements contained in this Agreement.

9.3. Third Party Claims.

(a) If any Purchaser Indemnitee desires to make a claim against Seller, or any Seller Indemnitee desires to make a claim against Purchaser (such Purchaser Indemnitee or Seller Indemnitee, an “Indemnified Person”) under Section 9.2 in connection with any action, suit, proceeding or demand at any time instituted against or made upon such Indemnified Person by any third party for which such Indemnified Person may seek indemnification hereunder other than a Tax Claim, the Power Survey Proceeding or Power Survey Patent Challenge (a “Third Party Claim”), whether or not subject to the Aggregate Deductible, such Indemnified Person shall promptly notify in writing, in the case of a claim under Section 9.2(a), Seller, or, in the case of a claim under Section 9.2(b), Purchaser (in each case, an “Indemnifying Party”), of such Third Party Claim and of the Indemnified Person’s claim of indemnification with respect thereto; provided, however, that the failure to so notify shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party is materially prejudiced by such failure (and then the Indemnifying Party shall only be released to the extent of Damages caused by such material prejudice). The Indemnifying Party shall have 30 days after receipt of such notice to notify such Indemnified Person if the applicable Indemnifying Party has elected to assume the defense of such Third Party Claim. If the applicable Indemnifying Party elects to assume the defense of such Third Party Claim, such Indemnifying Party shall be entitled at its own expense to conduct and control the defense and settlement of such Third Party Claim through counsel of its own choosing (reasonably acceptable to the applicable Indemnified Person) on behalf of the applicable Indemnified Person. If the Indemnifying Party fails to notify the Indemnified Person within 30 days after receipt of notice from the Indemnified Person of a Third Party Claim that the applicable Indemnifying Party has elected to assume the defense of such Third Party Claim, the Indemnified Person shall be entitled to assume the defense of such Third Party Claim at the expense of the applicable Indemnifying Party through counsel reasonably acceptable to the Indemnifying Party; provided, however, that the Indemnifying Party may not compromise or settle any Third Party Claim except as provided in Section 9.3(a).

(b) Any compromise, settlement or offer of settlement of any Third Party Claim of which the applicable Indemnifying Party has elected to assume the defense shall require the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld or delayed. Unless such consent is obtained, the applicable Indemnifying Party shall continue the defense of such claim; provided, however, that, if any Indemnified Person does not consent within 30 days of written notice to a bona fide offer of settlement that (A) the applicable Indemnifying Party wishes to accept and that, (B) contemplates the entry of a final, non-appealable order by a court of competent jurisdiction, or the binding and due execution and delivery of a settlement agreement, in each case in full satisfaction and resolution of the relevant Third Party Claim, (C) involves no payment of money by such Indemnified Person (including any other Purchaser Indemnified Person in the event such Indemnified Person is a Purchaser

Indemnified Party and including any Seller Indemnified Person in the event such Indemnified Person is a Seller Indemnified Person), (D) involves no admission of guilt or wrong-doing and no injunctive or non-monetary relief or other limitation on the future operation of the business of the Company, (E) is not conditioned upon, coupled with or otherwise related to or otherwise results in (or could reasonably be expected to result in) the waiver, termination, relinquishment, interpretation or amendment of any actual or asserted rights of such Indemnified Person (including any other Purchaser Indemnified Person in the event such Indemnified Person is a Purchaser Indemnified Party and including any Seller Indemnified Person in the event such Indemnified Person is a Seller Indemnified Person), and (F) expressly and unconditionally releases such Indemnified Person (including any other Purchaser Indemnified Person in the event such Indemnified Person is a Purchaser Indemnified Party and including any Seller Indemnified Person in the event such Indemnified Person is a Seller Indemnified Person) from all Liability in connection with such claim, the applicable Indemnifying Party may reassign the defense of such claim to such Indemnified Person, who may then continue to pursue the defense of such matter, free of any participation by the Indemnifying Party, at the sole cost and expense of such Indemnified Person. In the event of such an assignment, the obligation of the applicable Indemnifying Party with respect thereto shall not exceed the lesser of (i) the amount of the offer of settlement that such Indemnified Person so declined to accept or (ii) the aggregate Damages of the Indemnified Person with respect to such claim, including the costs of defense after reassignment of the defense of such claim to the Indemnified Person. Any voluntary and binding compromise, settlement or offer of settlement of any Third Party Claim of which the applicable Indemnifying Party has not elected to assume the defense or has reassigned the defense to the Indemnified Person shall require the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. If the Indemnifying Party shall assume the defense of any Third Party Claim, the Indemnified Person may participate, at its own expense, in the defense of such Third Party Claim; provided, however, that such Indemnified Person shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the Indemnified Person, a conflict or potential conflict exists between the Indemnified Person and the Indemnifying Party that would make such separate representation advisable; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Persons in connection with any Third Party Claim. So long as the Indemnified Person is conducting the defense of any Third Party Claim in accordance with the terms hereof, the Indemnifying Party agrees that the Indemnified Person shall have control over the conduct of such proceeding to the extent provided herein. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any Third Party Claim, including the Indemnified Person providing the Indemnifying Party with access to the Indemnified Person’s records and personnel relating to any Third Party Claim during reasonable hours under the circumstances.

(c) If the Indemnifying Party makes any payment on any Third Party Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Person to any insurance benefits or other claims of the Indemnified Person with respect to such Third Party Claim.

(d) For the avoidance of doubt, to the extent that the provisions of this Section 9.3 conflict with the provisions of Section 8.11, the provisions of Section 8.11 shall control with respect to the Power Survey Proceeding and the Power Survey Patent Challenge.

9.4. Limitations on Indemnification.

(a) Deductible. Subject to the other limitations of this Section 9.4:

(i) No claim for indemnification under (A) Section 9.2(a)(i) (other than any such claim relating to the breach by Seller of any Fundamental Representation or the representations and warranties of Seller set forth in Sections 5.5(c) (Noncontravention) 5.6 (Approvals), 5.11(b) (Undisclosed Liabilities), 5.21 (Tax Matters) and 5.22 (Environmental, Health and Safety Matters)) or (B) Section 9.2(b)(i) (other than any such claim relating to the breach by Purchaser of any Fundamental Representation) shall be made by any Purchaser Indemnitee or Seller Indemnitee, as applicable, with respect to any breach resulting in an individual item of Damages, or related items of Damages arising out of substantially similar facts and circumstances, unless and until the amount of such Damages suffered by the Company and/or any other Purchaser Indemnitee or Seller and/or any other Seller Indemnitee, as applicable, exceeds $100,000, at which point a claim may be made for the entire amount of such Damages; and

(ii) No claim for indemnification under (A) Section 9.2(a)(i) (other than any such claim relating to the breach by Seller of any Fundamental Representation or the representations and warranties of Seller set forth in Sections 5.5(c) (Noncontravention), 5.6 (Approvals), 5.21 (Tax Matters) and 5.22 (Environmental, Health and Safety Matters)) or (B) Section 9.2(b)(i) (other than any such claim relating to the breach by Purchaser of any Fundamental Representation) shall be made by any Purchaser Indemnitee or Seller Indemnitee, as applicable, unless and until the aggregate amount of all Damages for which Purchaser Indemnitees or Seller Indemnitees, as applicable, are otherwise entitled to indemnification under this ARTICLE IX exceeds an amount equal to one percent of the Enterprise Value (the “Aggregate Deductible”), and then only to the extent the aggregate amount of all such Damages exceeds the Aggregate Deductible.

(b) Cap. Subject to the other limitations of this Section 9.4, the aggregate amount of all Damages payable to (i) all Purchaser Indemnitees with respect to all claims for indemnification under Section 9.2(a)(i) (other than any such claim relating to the breach by Seller of any Fundamental Representation) or the representations and warranties of Seller set forth in Sections 5.21 (Tax Matters) and 5.22 (Environmental, Health and Safety Matters)) and (ii) all Seller Indemnitees with respect to all claims for indemnification under Section 9.2(b)(i) (other than any such claim relating to the breach by Purchaser of any Fundamental Representation), in each case, shall not exceed an amount equal to 10 percent of the Enterprise Value (the “Cap”). Any Damages owed to any Purchaser Indemnitee shall (i) first be satisfied out of any remaining funds in the Escrow Account and (ii) then be satisfied by Seller and Willbros on a joint and several basis, in each case, subject to the Cap. In no event shall (A) Seller’s obligations with respect to the indemnity provisions of Section 9.2(a) exceed an aggregate amount equal to the Aggregate Purchase Price or (B) Purchaser’s obligations with respect to the indemnity provisions of Section 9.2(b) exceed an aggregate amount equal to the Aggregate Purchase Price.

(c) Time Limit. No Person shall be liable for any claim for indemnification hereunder, whether or not as a result of a Third Party Claim, unless written notice of a claim for indemnification is delivered by the Person seeking indemnification to the Person from whom indemnification is sought with respect to any such breach before the applicable Survival Date (in which case such indemnification obligation shall survive the time at which it would otherwise terminate pursuant to this ARTICLE IX regardless of when any Damages in respect thereof may actually be incurred). All notices given pursuant hereto shall set forth with reasonable specificity the basis for such claim for indemnification.

(d) Insurance; Other Indemnification. The amount of any Damages subject to indemnification hereunder shall be calculated net of any amounts actually recovered by Purchaser or the Company under insurance policies (net of any deductibles or expenses incurred in connection with such recovery or increased premiums as a result of such recovery or the loss or event giving rise thereto) or other collateral sources (such as contractual indemnities or contributions of any Person which are contained outside this Agreement), and the parties agree to use reasonable efforts to obtain such recoveries.

(e) Mitigation. Purchaser shall take and shall cause the Company and any other Purchaser Indemnitees to take commercially reasonable steps to mitigate any Damages upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto; provided, that no obligation to mitigate under this Section 9.4(e) shall require the incurrence of out of pocket costs by a Purchaser Indemnitee to remedy the breach or other matter which gives rise to the Damages. Notwithstanding anything herein to the contrary, Seller shall not be liable for any Damages to the extent (but only to the extent) that the Purchaser Indemnitees fail to take commercially reasonable action to mitigate any such Damages reasonably promptly after obtaining actual knowledge of the event giving rise to such Damages.

(f) No Special Damages. Notwithstanding any provision of this Agreement to the contrary, no Person shall be liable to any other Person for any consequential, incidental, indirect, special, exemplary, or punitive damages of such other Person, in each case relating to the breach or alleged breach of any representation, warranty, covenant or agreement in this Agreement or related hereto; provided, however, that nothing in the foregoing proviso shall prevent a Person from recovering (a) any Damages (other than punitive or exemplary damages) that are reasonably foreseeable or (b) any Damages, including punitive or exemplary Damages, incurred by such Person in connection with a Third Party Claim.

(g) Materiality. For purposes of the indemnification obligations under this Article IX, all of the representations and warranties set forth in this Agreement that are qualified as to “material,” “materiality,” “material respects,” “Material Adverse Effect,” or words of similar import or effect shall be deemed to have been made without any such qualification for purposes of (i) determining the amount of Damages resulting from, arising out of or relating to such breach of any representation or warranty and (ii) determining whether a breach of any such representation or warranty (other than the representations and warranties in Sections 5.21 (Tax Matters) and 5.22 (Environmental, Health and Safety Matters)) has occurred.

(h) Treatment of Indemnification Payments. Any indemnification payments made by Purchaser or Seller pursuant to this ARTICLE IX shall be treated by all parties as an adjustment to the Aggregate Purchase Price hereunder.

9.5. Limitation of Remedies. The rights of the parties for indemnification relating to this Agreement and the transactions contemplated hereby shall be strictly limited to those respectively contained in this ARTICLE IX, Section 8.11, Section 8.19, Section 10.2 and Section 10.9 and, subject to Section 8.14(e), Section 9.7 and the last sentence of this Section 9.5, such indemnification rights shall be the sole and exclusive remedies of the parties after the date hereof with respect to any matter in any way relating to this Agreement or arising in connection herewith. To the maximum extent permitted by Law, Purchaser hereby waives and shall cause its Affiliates to waive all other rights and remedies with respect to any such matter, whether under any Laws (including any right or remedy under CERCLA or any other Environmental, Health and Safety Law), at common law or otherwise, including for rescission. Except as provided by this ARTICLE IX, Section 8.11, Section 8.14(e), Section 8.19, Section 9.7, Section 10.2 and Section 10.9, no action, suit, claim, proceeding or remedy shall be brought or maintained after the date hereof by Purchaser or any of its Affiliates, including any other Purchaser Indemnitees, successors or permitted assigns against Seller or any of its Affiliates, and no recourse shall be brought or granted against Seller or any of its Affiliates, by virtue of or based upon any alleged misstatement or omission respecting an inaccuracy in or breach of any of the representations, warranties, covenants or agreements of Seller set forth or contained in this Agreement; provided, however, that nothing in this Agreement shall be deemed to prevent or restrict the bringing or maintenance of any such claim or action, or the granting of any such remedy, to the extent that the same shall have been the result of intentional fraud by any such Person (and in the event of intentional fraud, recourse shall only extend to those Persons committing intentional fraud).

9.6. Release of Escrow Funds.

(a) The release of amounts in the Escrow Account shall be subject to the terms of this Agreement and the Escrow Agreement.

(b) On the earlier of (1) the receipt by Purchaser of full audited financial statements for the Company for the fiscal year ended December 31, 2015 or (2) March 31,

2016, Seller and Purchaser shall execute a joint instruction directing the Escrow Agent to release promptly, but no later than two Business Days following receipt of such instruction, to Seller from the Escrow Account an amount equal to (i) the balance of the Escrow Account then remaining (including any accrued interest attributable thereto), minus the amounts of any unresolved claims of the Purchaser Indemnitees for indemnification properly asserted in accordance with the terms and limitations set forth in this Agreement and the Escrow Agreement (such claims being hereinafter referred to as “Pending Claims”), minus an amount equal to $2,000,000.

(c) On the date which is 18 months after the date hereof (the “Release Date”), Seller and Purchaser shall execute a joint instruction directing the Escrow Agent to release promptly, but no later than two Business Days following receipt of such instruction, to Seller the balance of the Escrow Account as of the Release Date, minus the amounts of any Pending Claims.

(d) If at any time between the date hereof and the Release Date, any Pending Claims by a Purchaser Indemnitee in respect of which amounts may have been retained in the Escrow Account pursuant to Section 9.6(c) are finally resolved by either mutual written agreement of Seller and Purchaser or by a final non-appealable decision of a court of competent jurisdiction or similar judicial entity (such Pending Claims being hereinafter referred to as “Resolved Claims”), the Escrow Agent shall disburse promptly, but no later than two Business Days following receipt of such mutual written agreement or final court determination, to the relevant Purchaser Indemnitees, the aggregate amount, if any, of such Resolved Claims (or, if less, the remaining funds in the Escrow Account) determined to be owing to such Purchaser Indemnitees.

(e) After the Release Date, at such time as any Pending Claims in respect of which amounts may have been retained in the Escrow Account pursuant to Section 9.6(c) become Resolved Claims, the Escrow Agent shall disburse promptly, but no later than two Business Days following receipt of such final determination, (i) to the relevant Purchaser Indemnitees, the aggregate amount, if any, of such Resolved Claims (or, if less, the remaining funds in the Escrow Account) determined to be owing to such Purchaser Indemnitees, and (ii) to Seller, the amount, if any, of such Resolved Claims that was not disbursed to the Purchaser Indemnitees in accordance with such final determination and the Escrow Agreement but not to exceed the balance of the Escrow Account as of such date minus the aggregate amount of all Pending Claims in respect of which amounts may have been retained in the Escrow Account pursuant to Section 9.6(c) as of such date.

9.7. Specific Performance. The parties hereto acknowledge and agree that the parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by either party hereto could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which Purchaser or Seller, as the case may be, may be entitled, at law or in equity, such party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without the necessity of posting any bond or other undertaking.

9.8. Knowledge of Purchaser. The representations and warranties of Seller and Willbros shall not be affected or deemed waived by reason of any investigation made (or not made) by or on behalf of Purchaser, or by reason of the fact that Purchaser or any of their advisors, agents, consultants or representatives knew or should have known that any such representation and warranty is or might be inaccurate or untrue. Each of Seller and Willbros hereby acknowledges that, regardless of any investigation made (or not made) by or on behalf of Purchaser, and regardless of the results of any such investigation, Purchaser has entered into this Agreement in express reliance upon the representations and warranties of Seller and Willbros set forth in this Agreement and the other Transaction Documents.

ARTICLE X.

TAX MATTERS

10.1. Tax Returns.

(a) Seller shall prepare and cause to be filed all Returns of the Company required to be filed for all Tax Periods ending on or before the date hereof. Seller shall deliver to Purchaser for its review a draft of each such Return of the Company to be filed after the date hereof not fewer than 30 days before the deadline for filing such Return, including extensions (for the avoidance of doubt, Returns of Seller’s parent entity shall not be subject to the delivery and review requirements of the foregoing sentence). Purchaser shall notify Seller in writing if it objects to any portion of a draft Return within 15 days after the draft Return is delivered to Purchaser. If Seller does not receive a written objection (specifying in detail the nature of such objection) by the end of such 15-day period, Seller shall file the Return and such Return shall be deemed final and binding as between the parties. If Purchaser notifies Seller that it objects to any portion of the draft Return (specifying in detail the nature of such objection) on or before the end of such 15-day period, Purchaser and Seller shall attempt to mutually resolve any disagreements in good faith regarding such draft Return. Any disagreements regarding the draft Returns that are not resolved within an additional 10-day period by Seller and Purchaser shall be resolved by the Independent Accounting Firm, whose decision shall be final and whose fees shall be shared equally by Seller and Purchaser. The Returns that are subject to any disagreement shall not be filed until such disagreement is resolved; provided, that, if such Returns must be filed in order to avoid a penalty, such Returns may be filed as prepared (with any changes to which Seller and Purchaser agree prior to the date of filing reflected therein), and, if further changes are agreed upon or required by the Independent Accounting Firm, then Seller shall amend such Returns promptly to reflect such changes. Purchaser shall cause the Company to cooperate fully and promptly in connection with Seller’s preparation of and the filing of all Returns under this Section 10.1(a).

(b) Purchaser shall prepare (or cause to be prepared) and timely file (or cause to be timely filed) all Returns of the Company for any Tax period that begins before the date hereof and ends after the date hereof (a “Straddle Period”). Purchaser shall deliver to Seller for its review a draft of each such Return of the Company (i) not fewer than 30 days before the deadline for filing such Return for income Taxes, including extensions, and (ii) not fewer than 15 days before the deadline for filing such Return for all other

Taxes, including extensions. Seller shall notify Purchaser in writing if it objects to any portion of a draft Return (i) within 15 days after the draft Return for income Taxes is delivered to Seller and (ii) within 10 days after the draft Return for all other Taxes is delivered to Seller. If Purchaser does not receive a written objection by the end of such 15-day or 10-day period, respectively, Purchaser shall file the Return. If Seller notifies Purchaser that it objects to any portion of the draft Return on or before the end of such 15-day or 10-day period, respectively, Purchaser and Seller shall attempt to mutually resolve any disagreements in good faith regarding such draft Return. Any disagreements regarding the draft Returns that are not resolved within an additional (i) 10-day period for a Return for income Taxes and (ii) 5-day period for a Return for all other Taxes by Seller and Purchaser shall be resolved by the Independent Accounting Firm, whose decision shall be final and whose fees shall be shared equally by Seller and Purchaser. The Returns that are subject to any disagreement shall not be filed until such disagreement is resolved; provided, that, if such Returns must be filed in order to avoid a penalty, such Returns may be filed as prepared (with any changes to which Seller and Purchaser agree prior to the date of filing reflected therein), and, if further changes are agreed upon or required by the Independent Accounting Firm, then Purchaser shall amend such Returns promptly to reflect such changes.

10.2. Liability for Taxes. Seller shall be responsible for (and shall indemnify and hold harmless Purchaser and its Affiliates from and against all Damages relating to) all Taxes of the Company for any Pre-Closing Tax Period and for Seller’s portion (as determined under Section 10.3) of all Taxes of the Company for any Straddle Period to the extent such Taxes are not satisfied by Seller or any of its Affiliates (other than the Company); provided that for purposes of this Section 10.2, Taxes shall include the amount of Taxes that would have been paid but for the application of any credit or net operating loss or capital loss attributable to any Post-Closing Tax Period. Purchaser shall be responsible for (and shall indemnify and hold harmless Seller and its Affiliates from and against all Damages relating to) all Taxes of the Company for any Post-Closing Tax Period and for its portion (as determined under Section 10.3) of all Taxes of the Company for any Straddle Period.

10.3. Apportionment of Taxes.

(a) With respect to any Straddle Period, the Taxes of the Company attributable to such Straddle Period shall be apportioned between the portion of the Straddle Period that begins on the first day of the Straddle Period and ends on the date hereof (the “Pre-Closing Straddle Period”), which portion shall be the responsibility of Seller (to the extent provided in Section 10.2), and all other Taxes attributable to the operations or assets of the Company for the Straddle Period shall be the responsibility of Purchaser.

(b) In the case of income Taxes, sales and use Taxes, employment Taxes, and Taxes based on gross or net receipts or payments, the portion of the Tax allocated to the Pre-Closing Straddle Period shall equal the amount that would be payable if the Straddle Period ended on the date hereof by means of closing the books and records of the Company as of the date hereof; provided, that all permitted allowances, exemptions and deductions that are normally computed on the basis of an entire year or period (such as depreciation and amortization deductions) shall accrue on a daily basis and shall be allocated between the Pre-Closing Straddle Period and the portion of the Straddle Period that begins on the day immediately following the date hereof and ends on the last day of the Straddle Period (the “Post-Closing Straddle Period”) in proportion to the number of days in each such period.

(c) In the case of Taxes not described in Section 10.3(b), the portion of the Tax allocated to the Pre-Closing Straddle Period shall equal the amount of Tax for the entire Straddle Period multiplied by the ratio of the number of days during the Pre-Closing Straddle Period to the number of days during the entire Straddle Period.

(d) Notwithstanding the foregoing provisions of this Section 10.3 and except as required by Law, any deductions for income Tax purposes that are attributable to the payment of bonuses, other compensation, the write off of capitalized financing fees and any other deductions that arise on the date hereof as a result of the transaction contemplated by this Agreement, shall be taken into account in the Pre-Closing Straddle Period.

(e) This Section 10.3 shall apply mutatis mutandis to any Tax refunds or Tax credits to which the Company may be entitled.

10.4. Cooperation. In connection with the preparation of Returns, audit examinations, and any administrative or judicial proceedings relating to the Taxes imposed on the Company for all Pre-Closing Tax Periods, all Straddle Periods and all Post-Closing Tax Periods, Purchaser, the Company, on the one hand, and Seller, on the other hand, shall cooperate fully with each other, including furnishing or making available during normal business hours records, personnel (as reasonably required), books of account, powers of attorney and/or other materials necessary or helpful for the preparation of such Returns, the conduct of audit examinations or the defense of claims by Tax Authorities as to the imposition of Taxes. Purchaser shall provide Seller, and Seller shall provide Purchaser, with the information that each is respectively required to report under section 6043A of the Code or any other applicable Tax rule. After the Closing, Seller may deliver to Purchaser certain U.S. Tax information requests in a similar manner provided to the Company in previous years in order to comply with Seller’s U.S. Tax and other reporting obligations and Purchaser shall use reasonable efforts to promptly complete such information requests as is required for Seller to comply with Seller’s U.S. Tax or other reporting obligations.

10.5. Tax Contests.

(a) If any Tax Authority issues to Purchaser or the Company (i) a notice of its intent to audit, examine or conduct a proceeding with respect to Taxes or Returns of the Company for any Pre-Closing Tax Period or (ii) a notice of deficiency, notice of reassessment, proposed adjustment, assertion of claim or demand concerning Taxes or Returns attributable to the operations or assets of the Company for any Pre-Closing Tax Period (each, a “Tax Claim”), Purchaser shall notify Seller of the receipt of such communication from the Tax Authority and shall deliver a copy of any such written communication to Seller within 10 Business Days after receiving such Tax Claim. The failure of Purchaser to give timely notice hereunder shall not affect Purchaser’s right to indemnification hereunder, except to the extent such delay or failure prejudices Seller.

(b) Purchaser and the Company shall control any proceeding relating to any Tax Claim with respect to Taxes attributable to the operations or assets of or Returns of the Company (a “Tax Contest”); provided, that (i) Seller shall have the right to participate in any such Tax Contest to the extent it relates to Taxes or a Return for a Pre-Closing Tax Period and in such case Purchaser and the Company shall promptly provide Seller with copies of all written communications relating to the Tax Contest, (ii) Purchaser shall keep Seller informed on a timely basis regarding the progress of any Tax Contest and consult with Seller with respect to any issue relating to such Tax Contest that could affect Seller, and (iii) Purchaser and the Company shall not settle or otherwise resolve any Tax Contest (or any issue raised in any Tax Contest) if such settlement or other resolution relates to Taxes for which Seller is liable under this Agreement without the prior written consent of Seller (which shall not be unreasonably withheld or delayed).

(c) At the request of Seller, Purchaser or the Company, as applicable, shall settle any issue related to Taxes for any Pre-Closing Tax Period on terms acceptable to Seller and the applicable Tax Authority; provided, that (i) Seller shall pay when due all Taxes (and other amounts) for which Seller is liable under this Agreement as a result of such settlement, and (ii) the settlement would not result in Purchaser or the Company paying any increased Taxes for which Seller is not required to fully indemnify Purchaser or the Company under this Agreement.

10.6. Amended Returns. Purchaser shall not file or cause to be filed any amended Returns covering any period or adjusting any Taxes for a period that includes any Pre-Closing Tax Period without the prior written consent of Seller, which consent may not be unreasonably withheld or delayed. Purchaser shall not take and shall not cause or permit the Company to take any action in breach of Sections 10.1, 10.4, 10.5 or 10.6 that could increase the liability of Seller for Taxes under this Agreement without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed.

10.7. Tax Refunds. Purchaser and the Company shall cooperate with Seller in obtaining any Tax refunds or Tax credits for any Pre-Closing Tax Periods. Any refunds, and, in the case of a credit, that actually reduces the cash Taxes required to be paid by Purchaser or the Company for Taxes of the Company for Post-Closing Tax Periods shall be for the account of Seller; provided, however, that such refunds or credits shall not include any refunds or credits attributable to the carryback of a tax attribute arising in a Post-Closing Tax Period. If Purchaser or the Company receives a refund or credit for Taxes that is for the account of Seller, Purchaser shall pay the full amount of the refund or the amount of Tax savings related to any such credit to Seller within 15 Business Days of the receipt thereof, net of any out-of-pocket costs or expenses (including Tax) incurred in seeking or securing such refund or credit. Notwithstanding the foregoing, if any refund or credit giving rise to payment to Seller pursuant to this Section 10.7 is subsequently disallowed or reduced, Seller shall indemnify and hold harmless Purchaser and the Company for and against any Tax, or other out-of-pocket cost to them, that is attributable to such reduction or disallowance (plus any related penalties or interest imposed by the relevant Tax Authority with respect to such amounts).

10.8. Tax Elections; Post-Closing Actions. Neither Purchaser nor any of its Affiliates shall (i) make an election under section 338 of the Code with respect to the transactions contemplated hereby or (ii) take any action on the date hereof after the Closing that increases Seller’s obligations under Sections 10.2 or 9.2(a). Seller shall have no Liability with respect to any Taxes or losses resulting by reason of such election or action made or deemed to be made by Purchaser or any of its Affiliates after the Closing.

10.9. Other Taxes. Purchaser, on the one hand, and Seller and Willbros, on the other hand, shall each be 50% liable for and shall each pay (and shall indemnify and hold harmless the other and its Affiliates from and against all Damages relating to) 50% of all sales, use, stamp, documentary, filing, recording, transfer or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to Tax or additional amount imposed) as levied by any Authority in connection with the purchase and sale of the Units (including any deemed sale of the assets of Utility Services) contemplated by this Agreement (“Transfer Taxes”); provided, that notwithstanding the foregoing, Seller and Willbros shall be solely responsible for, and shall pay (and shall indemnify and hold harmless Purchaser and its Affiliates, including the Company, from and against all Damages relating to) 100% of any Transfer Taxes related to or arising out of the Stray Voltage Contribution. For the avoidance of doubt, this Section 10.9 shall not apply to any income taxes or other taxes imposed on or with respect to income, such as franchise taxes.

10.10. Tax Sharing or Arrangements. Any and all existing Tax sharing, allocation or like agreements or arrangements of the Company have been terminated prior to the Closing.

ARTICLE XI.

[RESERVED]

ARTICLE XII.

MISCELLANEOUS

12.1. Notices. All notices, requests, demands, claims and other communications required or permitted to be given hereunder shall be in writing and shall be given by: (a) personal delivery (effective upon delivery), (b) facsimile (effective on the next Business Day after transmission), (c) recognized overnight delivery service (effective on the next Business Day after delivery to the service), or (d) registered or certified mail, return receipt requested and postage prepaid (effective on the third Business Day after being so mailed), in each case addressed to the intended recipient as set forth below:

If to Seller:

Willbros United States Holdings, Inc.

Attention: General Counsel

4400 Post Oak Parkway, Suite 1000

Houston, Texas 77027

Fax: (713) 403-8136

with a copy to:

Conner & Winters, LLP

Attention: Kathryn J. Kindell

4000 One Williams Center

Tulsa, Oklahoma 74172-0148

Fax: (918) 586-8636

If to Purchaser:

c/o Leonard Green & Partners, L.P.

11111 Santa Monica Blvd., Suite 2000

Los Angeles, California 90025

Attention: Timothy Flynn, Usama Cortas

Fax: (310) 954-0404

with a copy to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Attention: Howard Sobel, Esq. and Eli Hunt, Esq.

Fax: (212) 751-4864

12.2. Entire Agreement. This Agreement and the other Transaction Documents constitute the entire agreement between the parties hereto with respect to the transactions contemplated hereby and supersede all prior agreements, understandings, negotiations and discussions, both written and oral, among the parties hereto with respect thereto. Neither the duties nor obligations of either party hereto, nor the rights of either party hereto, shall be expanded beyond the terms of this Agreement on the basis of any legal or equitable principle or on any other basis whatsoever. Neither any legal or equitable principle nor any implied obligation of good faith or fair dealing nor any other matter requires either party hereto to incur, suffer or perform any act, condition or obligation contrary to the terms of this Agreement, whether or not existing and whether foreseeable or unforeseeable. Each of the parties hereto acknowledges that it would be unfair, and that it does not intend, to increase any of the obligations of the other party under this Agreement on the basis of any implied obligation or otherwise.

12.3. Amendment and Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Seller and Purchaser, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

12.4. Benefits; Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as set forth below, neither this Agreement nor the obligations of either party hereunder shall be assignable or transferable by such party without the prior written consent of the other parties hereto.

12.5. No Third Party Beneficiary. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Purchaser Indemnitees, the Company, Seller, Seller Indemnitees and their respective successors, heirs, personal representatives and permitted assigns, any rights or remedies under or by reason of this Agreement.

12.6. Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

12.7. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, the parties shall bear their own respective expenses (including all compensation and expenses of their own counsel, financial advisors, consultants, actuaries and accountants) incurred in connection with the preparation, execution and consummation of this Agreement and of the transactions contemplated hereby, provided, however, that Purchaser shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.

12.8. Counterparts and Delivery. This Agreement may be executed in any number of counterparts and by the several parties hereto in separate counterparts, and delivered by facsimile or other means of electronic transmission, each of which shall be deemed to be one and the same instrument and an original document.

12.9. Governing Law; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE TO BE APPLIED. IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE STATE OF DELAWARE WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION’S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT SUCH PARTY MAY LEGALLY AND EFFECTIVELY DO SO, TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING HEREUNDER.

12.10. Disclosure Schedules. A disclosure made by Seller in any Section of this Agreement or any of the Schedules (or subparts thereof) that reasonably informs Purchaser of information with respect to another Section of this Agreement or any other Schedule (or subparts thereof) in order to avoid a misrepresentation thereunder shall be deemed, for all purposes of this Agreement, to have been made with respect to all such other Sections of this Agreement and all such other Schedules (or subparts thereof), notwithstanding any cross-references (which are included solely as a matter of convenience) or lack of a Schedule reference in any representation or warranty. Information reflected in the Schedules is not necessarily limited to matters required by this Agreement to be reflected in the Schedules. Such additional information is set forth for informational purposes and does not necessarily include other matters of a similar nature. Disclosure of such additional information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed and disclosure of such information shall not be deemed to enlarge or enhance any of the representations or warranties in this Agreement or otherwise alter in any way the terms of this Agreement. Inclusion of information in the Schedules shall not be construed as an admission that such information is material to the business, assets, liabilities, financial position, operations or results of operations of the Company.

12.11. Waiver and Release. Notwithstanding anything to the contrary in this Agreement, from and after Closing, the Company shall not have any liability to Seller or its Affiliates in respect of, and none of Seller nor its Affiliates shall have (and Seller hereby, on its own behalf and on behalf of its Affiliates irrevocably and unconditionally releases, waives and agrees not to assert) any right (whether at law or in equity, based in contract, tort or otherwise and including any claim for indemnification, contribution or other relief) against, or recourse to, Purchaser and its Affiliates (including the Company) in respect of any breach by the Company occurring at or prior to the Closing of any provision of this Agreement (including any inaccuracy or untruth of any representation or warranty of, or with respect to, the Company y). Except for the Contracts listed on Schedule 12.11, effective as of the Closing, Seller, on behalf of itself and each of its Affiliates, successors and assigns (collectively, the “Releasing Parties”): (i) releases, acquits and forever discharges the Company and each of its Affiliates, successors and assigns (collectively, the “Purchaser Released Parties”) from any and all claims, demands, damages, actions, causes of action, rights, costs, losses, expenses, compensation or suits in equity, of whatsoever kind or nature, in contract or in tort, at law or in equity, that such Releasing Party might have in each case arising out of anything done, omitted, suffered or allowed to be done by any Purchaser Released Party, including pursuant to any account, arrangement, agreement, understanding, representation or promise by, between or among any Purchaser Released Party, on the one hand, and any Releasing Party, on the other hand, in each case whether heretofore or hereafter accrued or unaccrued and whether foreseen or unforeseen or known or unknown, including any claim relating to the valuation or prospects of the Business or any claim relating to any inducement to enter into this Agreement, in each case to the extent related to matters or events occurring prior to the Closing (collectively, the “Released Matters”), provided that any claims or rights of Seller which arise from this Agreement or the other Transaction Documents from and after the Closing, including any rights to indemnification pursuant to Article IX, shall not be Released Matters; (ii) agrees never to commence or participate in a manner adverse to any Purchaser Released Party in any legal action or other proceeding based in whole or in part upon any Released Matters; and (iii) acknowledges and agrees that it has provided this release, on behalf of itself and the other Releasing Parties, voluntarily, with the intention of fully and finally extinguishing all Released Matters.

SIGNATURES APPEAR ON FOLLOWING PAGE

IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Agreement as of the day and year first above written.

PURCHASER:

USIC Locating Services, LLC

By:	/s/ Jim O’Malley
	Name:	Jim O’Malley
	Title:	CFO

SELLER:

Willbros United States Holdings, Inc.

By:	/s/ Peter W. Arbour
	Name:	Peter W. Arbour
	Title:	SVP and General Counsel

WILLBROS:

Willbros Group, Inc.

By:	/s/ Peter W. Arbour
	Name:	Peter W. Arbour
	Title:	SVP and General Counsel